Exhibit (b)(1)

EXECUTION VERSION

DEUTSCHE BANK AG NEW YORK BRANCH

DEUTSCHE BANK SECURITIES INC.

60 Wall Street

New York, New York 10005

February 10, 2014

Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, MO 63042

Attention: John Einwalter, Vice President, Treasurer

Project Coolidge

Commitment Letter

Ladies and Gentlemen:

Mallinckrodt plc (the “Parent” or “you”) has advised Deutsche Bank AG New York Branch (“DBNY”) and Deutsche Bank Securities Inc. (“DBSI” and, together with DBNY and any of their respective affiliates acting as provided herein, collectively, “DB”, the “Agents”, “we” or “us”) that you intend to consummate the Transaction (such term and each other capitalized term used but not defined herein having the meaning assigned to such term in the Transaction Description attached hereto as Exhibit A or in the Term Sheets referred to below).

1.	Commitments.

In connection with the foregoing, DBNY (the “Initial Lender”) is pleased to advise you of its commitment to provide the entire principal amount of the Senior Secured Credit Facilities, upon the terms and subject to the conditions set forth or referred to in this commitment letter (together with the exhibits attached hereto, this “Commitment Letter”) and in the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Senior Secured Credit Facilities Term Sheet” and, together with Exhibit C and Exhibit D attached hereto, the “Term Sheets”).

2.	Titles and Roles.

You hereby appoint (i) DBSI to act, and DBSI hereby agrees to act, as bookrunner and lead arranger for the Senior Secured Credit Facilities (in such capacity, the “Lead Arranger”) on an exclusive basis in connection with the proposed arrangement and subsequent syndication of the Senior Secured Credit Facilities and (ii) DBNY to act, and DBNY hereby agrees to act, as sole administrative agent and collateral agent for the Senior Secured Credit Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. Each of DBSI and DBNY will perform the duties and exercise the authority customarily performed and exercised by it in the foregoing roles.

You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Senior Secured Credit Facilities unless you and we shall so agree (with your agreement not to be unreasonably withheld or delayed), and any such additional agents, co-agents or arrangers shall be referred to herein as “Additional Agents”.

3.	Syndication.

We reserve the right, prior to and/or after the execution of definitive documentation for the Senior Secured Credit Facilities (the “Credit Documentation”), to syndicate all or a portion of our commitments with respect to the Senior Secured Credit Facilities to a group of banks, financial institutions and other lenders (together with the Initial Lender, the “Lenders”) identified by us in consultation with you and subject to your consent (such consent not to be unreasonably withheld, delayed or conditioned) pursuant to a syndication to be managed exclusively by the Lead Arranger; provided that we will not syndicate to those persons identified by you in writing to us prior to the date hereof (such persons, collectively, the “Disqualified Institutions”). Subject to the foregoing rights, the Lead Arranger will manage all aspects of the syndication of the Senior Secured Credit Facilities in consultation with you, including, without limitation, timing, potential syndicate members to be approached, titles and allocations and division of fees.

We intend to commence our syndication efforts with respect to the Senior Secured Credit Facilities promptly upon your execution and delivery to us of this Commitment Letter, and, until the earlier to occur of (i) a Successful Syndication (as defined in the Fee Letter) and (ii) 60 days after the Closing Date, you agree actively to assist us in completing a syndication that is reasonably satisfactory to us. Such assistance shall include (i) your using commercially reasonable efforts to ensure that any syndication and marketing efforts benefit from your and, to the extent practical and appropriate, the Target’s existing lending and investment banking relationships, (ii) direct contact between appropriate members of senior management, certain representatives and certain non-legal advisors of you (and, subject always to the extent expressly provided in the Acquisition Agreement, your using commercially reasonable efforts to cause direct contact between appropriate members of senior management, certain representatives and certain non-legal advisors of the Target), on the one hand, and the proposed Lenders and rating agencies identified by the Lead Arranger, on the other hand, at times and places mutually agreed, (iii) assistance by you (and, subject always to the extent expressly provided in the Acquisition Agreement, your using commercially reasonable efforts to cause the assistance by the Target) in the prompt preparation of a customary Confidential Information Memorandum for the Senior Secured Credit Facilities and other customary marketing materials and information reasonably deemed necessary by the Lead Arranger to complete a successful syndication (collectively, the “Information Materials”) for delivery to potential syndicate members and participants, including, without limitation, estimates, forecasts, projections and other forward-looking financial information regarding the future performance of the Parent, the Target and your and its respective subsidiaries (collectively, the “Projections”), (iv) the hosting, with the Lead Arranger, of one or more meetings with prospective Lenders at reasonable times and locations to be mutually agreed, and (v) your using commercially reasonable efforts to obtain, prior to the launch of the syndication of the Senior Secured Credit Facilities, public ratings (but no specific ratings) for each of the Senior Secured Credit Facilities from each of Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and a public corporate credit rating (but no specific rating) of the Lux Borrower from S&P and a public corporate family rating (but no specific rating) of the Lux Borrower from Moody’s. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter and without limiting your obligations to assist with syndication efforts as set forth herein, (i) none of the foregoing shall constitute a condition to the commitments hereunder or the funding of the Senior Secured Credit Facilities on the Closing Date and (ii) neither the commencement nor the completion of the syndication of the Senior Secured Credit Facilities shall constitute a condition to the commitments hereunder or the funding of the Senior Secured Credit Facilities on the Closing Date.

You hereby acknowledge that (i) the Agents will make available Information (as defined below) and Projections, and the documentation relating to the Senior Secured Credit Facilities referred to in the paragraph below, to the proposed syndicate of Lenders by transmitting such Information, Projections and documentation through Intralinks, SyndTrak Online, the internet, email or similar electronic transmission systems and (ii) certain of the Lenders may be “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Parent, the Target and their respective subsidiaries or securities) (“Public Lenders”). You agree, at the request of the Lead Arranger, to assist in the prompt preparation of a version of the Confidential Information Memorandum and other marketing materials and presentations to be used in connection with the syndication of the Senior Secured Credit Facilities, consisting exclusively of information and documentation that is either (a) publicly available or (b) not material with respect to the Parent, the Target or their respective subsidiaries or any of their respective securities for purposes of United States Federal securities laws (all such information and documentation being “Public Lender Information” and with any information and documentation that is not Public Lender Information being referred to herein as “Private Lender Information”).

It is understood that in connection with your assistance described above, customary authorization letters will be included in any such Confidential Information Memorandum that authorize the distribution thereof to prospective Lenders, represent that the additional version of the Confidential Information Memorandum does not include any Private Lender Information and exculpate us with respect to any liability related to the use of the contents of such Confidential Information Memorandum or any related marketing materials by the recipients thereof and exculpate you and the Acquired Business with respect to any liability related to the misuse of the contents of such Confidential Information Memorandum or any related marketing materials by the recipients thereof. You agree that such Confidential Information Memorandum or related marketing materials to be disseminated by the Lead Arranger to any prospective Lender in connection with the Senior Secured Credit Facilities will be identified by you as either (A) containing Private Lender Information or (B) containing solely Public Lender Information.

You acknowledge that the following documents may be distributed to Public Lenders, unless you notify the Lead Arranger in writing (including by email) within a reasonable period of time prior to the intended distribution that any such document contains Private Lender Information (provided that such materials have been provided to you for review a reasonable period of time prior thereto): (x) drafts and final versions of the Credit Documentation; (y) administrative materials prepared by the Lead Arranger for prospective Lenders (such as a lender meeting invitation, allocation, if any, customary marketing term sheets and funding and closing memoranda); and (z) notification of changes in the terms and conditions of the Senior Secured Credit Facilities.

You hereby agree that, prior to the later of (x) the Closing Date and (y) the earlier of (A) Successful Syndication and (B) the 60th day following the Closing Date, there shall be no competing issues, offerings or placements of debt securities or commercial bank or other credit facilities by or on behalf of you or the Borrowers, and you will use commercially reasonable efforts, subject to the Acquisition Agreement, to ensure that there are no competing issues, offerings or placements of debt securities or commercial bank or other credit facilities by or on behalf of the Target or its subsidiaries, being offered, placed or arranged (other than the Senior Secured Credit Facilities or any indebtedness of the Target and its subsidiaries permitted to be incurred or outstanding pursuant to the Acquisition Agreement), without the consent of the Lead Arranger, if such issuance, offering, placement or arrangement would reasonably be expected to materially impair the primary syndication of the Senior Secured Credit Facilities.

4.	Information.

You represent (with respect to Information relating to the Acquired Business, to the best of your knowledge) that (a) all written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby (other than the Projections, other forward looking information and information of a general economic or industry specific nature) (such information being referred to herein collectively as the “Information”), when taken as a whole, as of the time it was (or, in the case of Information furnished after the date hereof, hereafter is) furnished, does not (will not) contain any untrue statement of a material fact or omit as of such time to state any material fact necessary to make the statements therein taken as a whole not materially misleading, in light of the circumstances under which they were (or hereafter are) made, and (b) the Projections and other forward looking information that have been or will be made available to the Agents by you or any of your representatives have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time such Projections or other forward looking information are made available to the Agents, it being recognized by the Agents that such Projections and other forward looking information are as to future events and are not to be viewed as facts, such Projections and other forward looking information are subject to significant uncertainties and contingencies and that actual results during the period or periods covered by any such Projections or other forward looking information may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized. You agree that if at any time prior to the earlier of (x) 60 days after the Closing Date and (y) the Successful Syndication of the Senior Secured Credit Facilities, you become aware that any of the representations in the preceding sentence would be incorrect (to the best of your knowledge as to Information and Projections and any forward looking information relating to the Acquired Business) in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly advise the Agents and supplement (or use commercially reasonable efforts to supplement, in the case of Information relating to the Acquired Business) the Information and the Projections so that such representations will be (to the best of your knowledge as to Information and Projections and any forward looking information relating to the Acquired Business) correct in all material respects under those circumstances. The accuracy of the foregoing representations, in and of itself, shall not be a condition to our obligations hereunder or the funding of the Senior Secured Credit Facilities on the Closing Date. You understand that, in arranging and syndicating the Senior Secured Credit Facilities, we will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof and do not assume responsibility for the accuracy or completeness of the Information or the Projections.

5.	Conditions Precedent.

The Initial Lender’s commitment hereunder, and the agreement of each Agent to perform the services described herein, are subject solely to (a) except (i) as set forth in Section 4.06 of the disclosure letter dated the date hereof and delivered by the Target to Parent with respect to the Acquisition Agreement prior to the execution of the Acquisition Agreement (the “Disclosure Letter”) (or in any other section of Article IV or subsection, as applicable, of the Disclosure Letter if the applicability of such disclosure to Section 4.06 of the Acquisition Agreement is reasonably apparent on the face of such disclosure) or (ii) as disclosed in the reports, schedules, forms, statements and other documents filed by the Target with the SEC or furnished by the Target to the SEC (including items incorporated by reference therein) since January 1, 2013 and publicly available prior to the date hereof (the “Filed SEC Documents”) (excluding any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” or similarly titled captions and any other disclosures contained therein that are cautionary or forward looking in nature), since December 31, 2012 and through and including the date hereof, there not having occurred any effect, state of facts, condition, circumstance, change, event, development or occurrence that has had or would reasonably be expected to result in, individually or in the aggregate, a Target Material Adverse Effect (as defined below) and (b) the conditions set forth in Exhibit C attached hereto (clauses (a) and (b), collectively, the “Funding Conditions”); it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letter and the Credit Documentation) other than the Funding Conditions (and upon satisfaction or waiver of the Funding Conditions, the initial funding under the Senior Secured Credit Facilities shall occur).

For purposes hereof, “Target Material Adverse Effect” shall mean (with capitalized terms other than “Target Material Adverse Effect” used in this definition having the meanings assigned thereto in the Acquisition Agreement unless otherwise specified in this definition) any effect, state of facts, condition, circumstance, change, event, development or occurrence that has a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Target Material Adverse Effect: (i) changes in general economic, credit, capital or financial markets or political conditions in the United States or Canada, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural disaster, (iv) any change after the date hereof in applicable Law or GAAP (or authoritative interpretation or enforcement thereof), (v) general conditions in the pharmaceutical industry, (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Target Material Adverse Effect if not otherwise excluded), (vii) solely for purposes of the condition contained in item (c)(5) of Annex I, as set forth in Section 4.06 of the Disclosure Letter (or in any other section of the Disclosure Letter if the applicability of such disclosure to the condition contained in item (c)(5) of Annex I is reasonably apparent on the face of such disclosure), (viii) any Legal Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to the Acquisition Agreement (as defined in this Commitment Letter) or any of the transactions contemplated thereby, (ix) the execution and delivery of the Acquisition Agreement or the consummation of the transactions contemplated thereby, or the public announcement thereof, (x) any action taken by the Company at Parent’s express written request, or (xi) the identity of Parent, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company is disproportionately adversely affected thereby as compared with other participants in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Target Material Adverse Effect).

Notwithstanding anything set forth in this Commitment Letter, the Term Sheets, the Fee Letter or the Credit Documentation, or any other letter agreement or other undertaking concerning the financing of the Acquisition to the contrary, (i) the only representations and warranties the making or accuracy of which shall be a condition to availability of the Senior Secured Credit Facilities on the Closing Date shall be (x) such of the representations made by the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such), but only to the extent that you or Merger Sub (as defined below) have the right to terminate your or Merger Sub’s obligations (or to refuse to consummate the Tender Offer or the Acquisition) under the Acquisition Agreement (or the Tender Offer) as a result of a breach of such representations (the “Acquisition Agreement Target Representations”) and (y) the Specified Representations (as defined below) made by the Borrowers and Guarantors in the Credit Documentation and (ii) the terms of the Credit Documentation shall be in a form such that they do not impair the availability of the Senior Secured Credit Facilities on the Closing Date if the conditions set forth in this Section 5 and Exhibit C attached hereto are satisfied (it being understood that (I) to the extent any Collateral referred to in the Senior Secured Credit Facilities Term Sheet may not be perfected by (A) the filing of a UCC financing statement, (B) taking delivery and possession of a stock certificate of each Borrower and any Guarantor organized or incorporated in Luxembourg, Switzerland or the United States or any State thereof, the equity interests of which are certificated and are required to be pledged pursuant to the Senior Secured Credit Facilities Term Sheet (to the extent, with respect to the Acquired Business, such stock certificates are received from the Target on or prior to the Closing Date) or (C) the filing of a short-form security agreement with the United States Patent and Trademark Office or the United States Copyright Office, if the perfection of the Administrative Agent’s security interest in such Collateral may not be accomplished prior to the Closing Date after your use of commercially reasonable efforts to do so and without undue burden and expense, then the perfection of the security interest in such Collateral shall not constitute a condition precedent to the availability of the Senior Secured Credit Facilities on the Closing Date but, instead, may be accomplished within a period after the Closing Date reasonably acceptable to DBNY and the Borrowers and (II) nothing in preceding clause (ii) shall be construed to limit the applicability of the individual conditions expressly set forth in this Section 5 or in Exhibit C attached hereto). For purposes hereof, “Specified Representations” means the representations and warranties of the Borrowers and Guarantors set forth in the Term Sheets relating to legal existence, corporate power and authority relating to the entering into and performance of the Credit Documentation, the due authorization, execution, delivery, validity and enforceability of the Credit Documentation, no conflicts with or violations of the Borrowers’ or Guarantors’ organizational documents or the Existing Notes Indenture (as defined in Exhibit B), margin regulations (with such representation being the representation set forth on Exhibit D hereto (the “Scheduled Representations”)), the Investment Company Act of 1940, as amended, solvency of the Lux Borrower and its subsidiaries on a consolidated basis as of the Closing Date (after giving pro forma effect to the Transaction and in substance substantially consistent with Annex C-I hereto), PATRIOT Act (with such representation being the representation set forth in the Scheduled Representations), OFAC/sanctions, etc. (with such representation being the representation set forth in the Scheduled Representations), FCPA (with such representation being the representation set forth in the Scheduled Representations) and, subject to subclause (I) of the last parenthetical appearing in the preceding sentence (and subject to permitted liens), the creation, validity and perfection of the security interests granted in the proposed Collateral. The provisions of this paragraph are referred to as the “Funds Certain Provisions”; provided that the Specified Representations described above with respect to the PATRIOT Act, OFAC/sanctions, etc. and FCPA shall not include any such representations with respect to the Target (with the lenders relying on the Acquisition Agreement Target Representations for any such representations to the extent contained in the Acquisition Agreement).

6.	Fees.

As consideration for the Initial Lender’s commitment hereunder, and the agreement of each Agent to perform the services described herein, you agree to pay (or cause to be paid) to each Agent the fees to which such Agent is entitled set forth in this Commitment Letter and in the fee letter dated the date hereof and delivered herewith with respect to the Senior Secured Credit Facilities (the “Fee Letter”).

7.	Expenses; Indemnification.

To induce the Agents to issue this Commitment Letter and to proceed with the Credit Documentation, you hereby agree that all reasonable and documented out-of-pocket fees and expenses (including, without limitation, the reasonable fees and expenses of (x) the primary counsel acting for the Lead Arranger, which shall be White & Case LLP and (y) one local counsel for each relevant jurisdiction as may be necessary or advisable in the sole judgment of the Lead Arranger) of the Agents and their affiliates arising in connection with the Senior Secured Credit Facilities and the preparation, negotiation, execution, delivery and enforcement of this Commitment Letter, the Fee Letter and the Credit Documentation (including in connection with our due diligence and syndication efforts) shall be for your account (and that you shall from time to time upon request from such Agent, reimburse it and its affiliates for all such reasonable and documented out-of-pocket fees and expenses paid or incurred by them), whether or not the Transaction is consummated or the Senior Secured Credit Facilities are made available or the Credit Documentation is executed.

You further agree to indemnify and hold harmless each Agent, each Additional Agent and each other agent or co-agent (if any) designated by the Lead Arranger with respect to the Senior Secured Credit Facilities (together with any Additional Agent, each, a “Co-Agent”), the Initial Lender, each Lender which is a Co-Agent or an affiliate thereof (each, a “Co-Agent Lender”) and all of their respective affiliates and each director, officer, employee, representative and agent thereof (each, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Agent, any Co-Agent, any Initial Lender, any Co-Agent Lender or any other such Indemnified Person as a result of or arising out of or in any way related to or resulting from the Transaction, this Commitment Letter or the Fee Letter and, upon demand, to pay and reimburse each Agent, each Co-Agent, the Initial Lender, each Co-Agent Lender and each other Indemnified Person for any reasonable legal expenses of one firm of counsel for all such Indemnified Persons, taken as a whole (and, in the case of an actual conflict of interest, where the Indemnified Person affected by such conflict informs the Parent of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnified Person) and, if necessary, of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole or other reasonable and documented out-of-pocket expenses paid or incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Agent, any Co-Agent, any Initial Lender, any Co-Agent Lender or any other such Indemnified Person is a party to any action or proceeding out of which any such expenses arise or such matter is initiated by a third party or by you or any of your affiliates); provided, however, that you shall not have to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent same resulted from (x) the gross negligence or willful misconduct of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) a material breach in bad faith by the relevant Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable judgment) of the express contractual obligations of such Indemnified Person under this Commitment Letter pursuant to a claim made by you or (z) any disputes among the Indemnified Parties (other than in their capacities as Agents) and not arising from any act or omission by the Parent or any of its affiliates.

No Agent nor any other Indemnified Person shall be responsible or liable to you or any other person or entity for (i) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems (including IntraLinks, Syndtrak Online or email) or (ii) any indirect, special, exemplary, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter, the Fee Letter or the Transaction even if advised of the possibility thereof, in each case, other as a result of such person’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision.

You agree that, without each Agent’s prior written consent (such consent not to be unreasonably withheld or delayed), neither the Parent nor any of its subsidiaries will settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provision of this Commitment Letter (whether or not any Agent or any other Indemnified Person is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of such claim, action or proceeding and does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Person.

In addition, the Parent agrees to indemnify the Indemnified Persons against any loss incurred by any Indemnified Person as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Indemnified Person is able to purchase United States dollars with the amount of the Judgment Currency actually received by such Indemnified Person. The foregoing indemnity shall constitute a separate and independent obligation of the Parent and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

The indemnification and contribution provisions contained in this Commitment Letter are in addition to any liability which the Parent may otherwise have to an Indemnified Person. Solely for purposes of enforcing the provisions of this Section 7, the Parent hereby consents to personal jurisdiction, service of process and venue in any court in which any claim or proceeding that is subject to this Section 7 is brought against any Agent.

8.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

DB reserves the right to employ the services of its affiliates and branches (including Deutsche Bank AG) in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to DB in such manner as DB and its affiliates may agree in their sole discretion. You acknowledge that (i) DB may share with any of its affiliates and its and their respective directors, officers, employees, representatives, agents and advisors that are providing services contemplated by this Commitment Letter (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) (collectively, “Related Persons”) and such affiliates and Related Persons may share with DB, any information related to the Transaction, the Borrowers, the Parent and the Target (and its and their respective subsidiaries and affiliates) or any of the matters contemplated hereby and (ii) DB and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you, the Target or your or its affiliates may have conflicting interests regarding the transactions described herein or otherwise. We will not, however, furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to other persons (other than your affiliates). You also acknowledge that DB has no obligation to use in connection with the Transaction, this Commitment Letter, the Fee Letter or to furnish to you, confidential information obtained by us from other companies.

You acknowledge that you have been advised of the role of DBSI and/or its affiliates as financial advisor to you in connection with the Transaction and that, in such capacity, DBSI is not advising you to enter this Commitment Letter or the Fee Letter or advising you with respect to any financing contemplated herein and therein. You acknowledge and agree that you (together with your legal and other advisors) are independently evaluating this Commitment Letter, the Fee Letter and any provision of financing contemplated herein and therein and are aware of the potential for conflicts of interest which may exist as a result of DBSI’s engagement hereunder and the engagement of DBSI or any of its affiliates as financial advisor to you. You acknowledge and agree to such retentions, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of DBSI or any of its affiliates as financial advisor to you in connection with the Transaction and, on the other hand, DBSI’s engagement hereunder or any arrangement, underwriting or provision by it of any financing in connection with the Transaction.

You further acknowledge and agree that (i) no fiduciary, advisory or agency relationship between you and us is intended to be or has been created in respect of the Transaction, this Commitment Letter or the Fee Letter, irrespective of whether we or our affiliates have advised or are advising you on other matters, (ii) we, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on our part in respect of the transactions contemplated by this Commitment Letter, (iii) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter and the Fee Letter, (iv) you have been advised that we and our affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that we and our affiliates have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (v) you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in respect of the transactions contemplated by this Commitment Letter and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting such a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Additionally, you acknowledge and agree that neither we nor any of our affiliates has, except as expressly contemplated in the preceding paragraph, advised or is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction in connection with the Transaction, this Commitment Letter and the Fee Letter. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by this Commitment Letter, and neither we nor any of our affiliates shall have any responsibility or liability to you with respect thereto. Accordingly, it is specifically understood that you will base your decisions regarding whether and how to pursue the Transaction or any portion thereof based on the advice of your legal, tax and other business advisors and such other factors that you consider appropriate. We are serving as an independent contractor hereunder, and in connection with the Transaction, in respect of its services hereunder and in such connection and not as a fiduciary or trustee of any party. The Parent further acknowledges and agrees that any review by the Lead Arranger of the Parent, the Acquired Business, the Senior Secured Credit Facilities and other matters relating thereto will be performed solely for the benefit of the Lead Arranger and shall not be on behalf of the Parent or any other person.

You further acknowledge that DBSI is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, DBSI or its affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you, the Borrowers, the Acquired Business and your and their respective subsidiaries and other companies with which you, the Target or your or its subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by DBSI or any of its affiliates or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

Each Agent or its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Acquired Business or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities trading with any thereof.

9.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, by you to any other person or entity except (a) to your officers, directors, affiliates, employees, attorneys, accountants and advisors who are directly involved in the consideration of this matter and on a confidential and need-to-know basis, (b) as required by applicable law or compulsory legal process or in connection with any pending legal proceeding (in which case you agree, to the extent permitted by applicable law, to inform us promptly thereof) or regulatory review or (c) if the Agents consent in writing to such proposed disclosure (such consent not to be unreasonably withheld); provided that (i) you may disclose this Commitment Letter and the contents hereof (but you may not disclose the Fee Letter or the contents thereof) to the Acquired Business, its affiliates and their respective officers, directors, employees, attorneys, accountants and advisors, in each case who are directly involved in the consideration of this matter and on a confidential and need-to-know basis (provided that you also may disclose the Fee Letter (including the “market flex” provisions thereof) (subject to redactions reasonably satisfactory to the Agents) to such persons), (ii) you may disclose this Commitment Letter and the contents hereof (but you may not disclose the Fee Letter or the contents thereof) in any filing with the SEC in connection with the Transaction, (iii) you may disclose the Term Sheets and the other exhibits and annexes to the Commitment Letter, and the contents thereof, to any rating agencies in connection with obtaining ratings for the Borrowers and the Senior Secured Credit Facilities, (iv) you may disclose the aggregate fee amounts contained in the Fee Letter as part of a generic disclosure of aggregate sources and uses related to fee amounts applicable to the Transaction to the extent customary or required in marketing materials for the Senior Secured Credit Facilities or in any public release or filing relating to the Transaction and (v) in consultation with the Lead Arranger, you may disclose the Fee Letter and the contents thereof to any prospective Additional Agent and to such Additional Agent’s respective officers, directors, employees, attorneys, accountants and advisors, in each case on a confidential basis.

The Agents and their respective affiliates will use all confidential information provided to them or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent the Agents from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the Agents, to the extent permitted by law, agree to inform you promptly thereof), (b) upon the request or demand of any regulatory authority or self-regulatory body having jurisdiction or oversight over the Agents or any of their respective affiliates, their business or operations, (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Agents or any of their affiliates, (d) to the extent that such information is received by the Agents from a third party that is not to their knowledge subject to confidentiality obligations to you or the Acquired Business, (e) to the extent that such information is independently developed by the Agents, (f) to the Agents’ respective affiliates and their respective employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transaction and are informed of the confidential nature of such information, (g) to potential Lenders, participants or assignees or any potential counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers, the Parent, the Acquired Business or any of their respective affiliates or any of their respective obligations (other than Disqualified Institutions), in each case who agree that they shall be bound by the terms of this paragraph (or language substantially similar to this paragraph), including in any confidential information memorandum or other marketing materials, in accordance with our standard syndication processes or customary market standards for dissemination of such type of information, (h) for purposes of establishing a “due diligence” defense or (i) to enforce their respective rights hereunder or under the Fee Letter. The Agents’ obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the Credit Documentation upon the execution and delivery of the Credit Documentation and initial funding thereunder or shall expire on the date occurring 18 months after the date hereof, whichever occurs earlier.

10.	Assignments; Etc.

This Commitment Letter and the Fee Letter (and your rights and obligations hereunder and thereunder) shall not be assignable by you without the prior written consent of each Agent (and any attempted assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto and thereto (and Indemnified Persons), are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and thereto (and Indemnified Persons) and may not be relied upon by any person or entity other than you. Each Agent may assign its commitment hereunder to one or more prospective Lenders; provided that, except with respect to assignments to Additional

Agents as separately agreed, (a) the Initial Lender shall not be relieved or novated from its obligations hereunder (including its obligation to fund the Senior Secured Credit Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Senior Secured Credit Facilities (including its commitments in respect thereof) until after the initial funding of the Senior Secured Credit Facilities on the Closing Date, (b) no assignment or novation shall become effective with respect to all or any portion of the Initial Lender’s commitments in respect of the Senior Secured Credit Facilities until the initial funding of the Senior Secured Credit Facilities on the Closing Date, and (c) unless you agree in writing, the Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the applicable Senior Secured Credit Facilities, including all rights with respect to consents, modifications, supplements and amendments, until the initial funding of the Senior Secured Credit Facilities on the Closing Date has occurred. Any and all obligations of, and services to be provided by an Agent hereunder (including, without limitation, the commitment of such Agent) may be performed and any and all rights of the Agents hereunder may be exercised by or through any of their respective affiliates or branches; provided that with respect to the commitments, any assignments thereof to an affiliate will not relieve the Agents from any of their obligations hereunder unless and until such affiliate shall have funded the portion of the commitment so assigned.

11.	Amendments; Governing Law; Etc.

This Commitment Letter and the Fee Letter may not be amended or modified, or any provision hereof or thereof waived, except by an instrument in writing signed by you and each Agent. Each of this Commitment Letter and the Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter or the Fee Letter by facsimile (or other electronic, i.e. a “pdf” or “tif”) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. Section headings used herein and in the Fee Letter are for convenience of reference only, are not part of this Commitment Letter or the Fee Letter, as the case may be, and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter or the Fee Letter, as the case may be. Notwithstanding anything to the contrary set forth herein, each Agent may, in consultation with you, place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as it may choose, and circulate similar promotional materials, after the Closing Date in the form of a “tombstone” or otherwise describing the names of the Borrowers, the Parent, the Acquired Business and their respective affiliates (or any of them), and the amount, type and closing date of the transactions contemplated hereby, all at the expense of such Agent. This Commitment Letter and the Fee Letter set forth the entire agreement between the parties hereto as to the matters set forth herein and therein and supersede all prior understandings, whether written or oral, between us with respect to the matters herein and therein. THIS COMMITMENT LETTER AND THE FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK; provided, however, that (a) the interpretation of the definition of Target Material Adverse Effect and whether there shall have occurred a Target Material Adverse Effect, (b) whether the Acquisition has been consummated as contemplated by the Acquisition Agreement, (c) the determination of whether the condition precedent in item 6 of Exhibit C has been satisfied and (d) the determination of whether the representations made by the Acquired Business or any of its affiliates are accurate and whether as a result of any inaccuracy of any such representations the Parent or Merger Sub has the right to terminate its (or their) obligations, or has the right not to consummate the Acquisition, under the Acquisition Agreement, shall be governed by, and construed in accordance with, the domestic laws of the State of Delaware without regard to the principles of conflicts of law.

12.	Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the County of New York, Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined only in such courts located within New York County, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any such New York State or Federal court, as the case may be, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

13.	Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, SUIT, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

14.	Surviving Provisions.

The provisions of Sections 2, 3, 6, 7, 8, 9, 11, 12, 13 and 14 of this Commitment Letter and the provisions of the Fee Letter shall remain in full force and effect regardless of whether definitive Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments of the Agents hereunder and our agreements to perform the services described herein; provided that your obligations under this Commitment Letter and the Fee Letter, other than those provisions relating to confidentiality, the syndication of the Senior Secured Credit Facilities and the payment of annual agency fees to any Agent, shall automatically terminate and be superseded by the definitive Credit Documentation relating to the Senior Secured Credit Facilities upon the initial funding thereunder and the payment of all amounts owing at such time hereunder and under the Fee Letter. You may terminate the Initial Lender’s (and any Additional Agents’) commitments with respect to the Senior Secured Credit Facilities hereunder at any time in their entirety (but not in part), subject to the provisions of the preceding sentence, by written notice to the Initial Lender.

15.	PATRIOT Act Notification.

Each Agent hereby notifies the Parent that each Lender subject to the USA PATRIOT ACT (Title III of Pub. Law 107-56 (signed into law October 26, 2001)) (as amended from time to time, the “PATRIOT Act”) is required to obtain, verify and record information that identifies the Parent, the Borrowers and any other obligor under the Senior Secured Credit Facilities and any related Credit Documentation and other information that will allow such Lender to identify the Parent, the Borrowers and any other obligor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Agent and each Lender. You hereby acknowledge and agree that the Agents shall be permitted to share any or all such information with the Lenders.

16.	Termination and Acceptance.

Each Agent’s commitments with respect to the Senior Secured Credit Facilities as set forth above, and each Agent’s agreements to perform the services described herein, will automatically terminate (without further action or notice and without further obligation to you) on the first to occur of (i) June 11, 2014 (provided that such date shall be extended to match the date immediately following the “Outside Date” under (and as defined in) the Acquisition Agreement (as in effect as of the date hereof) if such Outside Date is extended to a date not beyond September 10, 2014, in accordance with Section 8.01(c) of the Acquisition Agreement (as in effect on the date hereof)), unless on or prior to such time the Transaction has been consummated, (ii) any time after the execution of the Acquisition Agreement and prior to the consummation of the Transaction, the date of the termination of the Acquisition Agreement in accordance with its terms (other than with respect to terms that survive such termination), or (iii) the consummation of the Acquisition occurs (x) in the case of the Term Loan Facility, without the use of the Term Loan Facility or (y) in the case of the Revolving Credit Facility, without the execution and delivery of Credit Documentation with respect to the Revolving Credit Facility.

Each of the parties hereto agrees that (i) this Commitment Letter, if accepted by you as provided above, is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the funding of the Senior Secured Credit Facilities is subject to the Funding Conditions and (ii) the Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)).

If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on February 10, 2014. The commitments of the Initial Lender hereunder, and the Agents’ agreements to perform the services described herein, will expire automatically (and without further action or notice and without further obligation to you) at such time in the event that we have not received such executed counterparts in accordance with the immediately preceding sentence.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

DEUTSCHE BANK AG NEW YORK BRANCH

By:	/s/ Scottye Lindsey
	Name:	Scottye Lindsey
	Title:	Director

By:	/s/ Courtney E. Meehan
	Name:	Courtney E. Meehan
	Title:	Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ William Frauen
	Name:	William Frauen
	Title:	Managing Director

By:	/s/ Ralph Totoonchie
	Name:	Ralph Totoonchie
	Title:	Director

Signature Page to Project Coolidge Commitment Letter (2014)

Accepted and agreed to as of the date first above written:

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Mark Trudeau
	Name:	Mark Trudeau
	Title:	President and Chief Executive Officer

Signature Page to Project Coolidge Commitment Letter (2014)

EXHIBIT A

Project Coolidge

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the commitment letter to which this Exhibit A is attached (the “Commitment Letter”) and in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

Mallinckrodt plc, a public limited company organized under the laws of Ireland with registered number 522227 (the “Parent”), through a newly-formed wholly-owned subsidiary of Mallinckrodt Enterprises LLC (such subsidiary, “Merger Sub”), intends to (i) acquire all of the capital stock of a company identified to us and code-named “Coolidge” (“Target” and, together with its subsidiaries (if any), the “Acquired Business”) by way of (x) a cash tender offer (the “Tender Offer”) for any (subject to the Minimum Tender Condition (as defined below)) and all of the shares of common stock of the Target (the “Shares”), and (y) on the Closing Date (as defined below), a merger of Merger Sub with and into the Target (the “Merger”) in accordance with the Acquisition Agreement, with the Target as the surviving corporation of the Merger (the “Acquisition”) and (ii) refinance in full all indebtedness outstanding under (x) the Credit Agreement, dated as of March 25, 2013, among the Lux Borrower, as borrower, the Parent, as guarantor, the lenders from time to time party thereto and JPMorgan Chase Bank, National Association, as administrative agent (the “Lux Borrower Existing Revolving Credit Facility”) and (y) the Second Amended and Restated Loan and Security Agreement, dated as of December 22, 2011, as amended on December 5, 2012, among the Target and Oxford Finance LLC, Silicon Valley Bank and General Electric Capital Corporation (such refinancings, the “Refinancing”).

As used herein, the term “Minimum Tender Condition” means that the number of Shares that, when added to the number of Shares then owned by Parent and Merger Sub, would represent one share more than one half of all Shares then outstanding, have been validly tendered pursuant to the Tender Offer and not validly withdrawn prior to the expiration of the Tender Offer.

The sources of cash funds needed to effect the Acquisition, the Refinancing and to pay all fees and expenses incurred in connection with the Transaction (as defined below) (the “Transaction Costs”) and to provide for the working capital needs and general corporate requirements of the Parent, the Borrowers, the Target and their respective subsidiaries after giving effect to the Transactions shall be provided through:

(i)	available cash on hand of the Parent and its subsidiaries and the Acquired Business;

A-1

(ii)	senior secured financing consisting of the following:

(A) a senior secured “B” term loan facility to be made available to the Borrowers (as defined in Exhibit B) in an aggregate principal amount equal to $1,300.0 million (the “Term Loan Facility”); and

(B) a senior secured revolving credit facility to be made available to the Borrowers in an aggregate amount of $250.0 million (the “Revolving Credit Facility”, and together with the Term Loan Facility, the “Senior Secured Credit Facilities”); provided that a portion of the Revolving Credit Facility not to exceed $75.0 million may be utilized to make payments owing to finance the Acquisition or the Refinancing or to pay Transaction Costs.

The date on which the Acquisition is consummated and the initial borrowings are made under any of the Senior Secured Credit Facilities (to the extent utilized) is referred to herein as the “Closing Date”. The transactions described in this Exhibit A, including the Acquisition (including the Tender Offer and the Merger), the Refinancing, the arrangement, funding and subsequent syndication of the Senior Secured Credit Facilities are collectively referred to herein as the “Transaction”.

A-2

EXHIBIT B

Project Coolidge

$1,550.0 million Senior Secured Credit Facilities

Summary of Principal Terms and Conditions

Parent:	Mallinckrodt plc, a public limited company incorporated in Ireland with registered number 522227 (the “Parent”).

Borrowers:	Mallinckrodt International Finance S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 42-44, Avenue de la Gare and registered with the Luxembourg Register of Commerce and Companies under number B 172.865 and a direct wholly-owned subsidiary of the Parent (the “Lux Borrower”) and a newly-formed limited liability company organized under the laws of Delaware as a direct wholly-owned subsidiary of the Lux Borrower (the “U.S. Co-Borrower”), on a joint and several basis (the “Borrowers”); provided that only the Lux Borrower shall borrow under the Senior Secured Credit Facilities.

Administrative Agent:	DBNY will act as sole administrative agent and collateral agent (in such capacities, the “Administrative Agent”) for a syndicate of banks, financial institutions and other lenders, excluding any Disqualified Institutions (together with DBNY, the “Lenders”), and will perform the duties customarily associated with such roles.

Lead Arranger and Bookrunner:	DBSI will act as lead arranger and bookrunner for the Senior Secured Credit Facilities (as defined below), and will perform the duties customarily associated with such roles (the “Lead Arranger”).

Senior Secured Credit Facilities:

	A.	Term Loan Facility

1. Amount: “B” term loan facility in an aggregate principal amount of $1,300.0 million (the “Term Loan Facility”). 2. Currency: U.S. dollars.

3. Use of Proceeds: The loans made pursuant to the Term Loan Facility (the “Term Loans”) may only be incurred on the Closing Date and the proceeds thereof shall be utilized solely to finance, in part, the Acquisition and the Refinancing and to pay the Transaction Costs.

4. Maturity: The final maturity date of the Term Loan Facility shall be 7 years from the Closing Date (the “Term Loan Maturity Date”).

5. Amortization: (i) During the first 6 3⁄4 years following the Closing Date, annual amortization (payable in 4 equal quarterly installments) of the Term Loans shall be required in an amount equal to 1.0% of the initial aggregate principal amount of the Term Loans.

(ii) The remaining aggregate principal amount of Term Loans originally incurred shall be due and payable in full on the Term Loan Maturity Date.

6. Availability: Term Loans may only be incurred on the Closing Date. No amount of Term Loans once repaid may be reborrowed.

B.	Revolving Credit Facility

1. Amount: Revolving credit facility in an aggregate principal amount of $250.0 million (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”).

2. Currency: U.S. dollars; provided that a portion of the Revolving Credit Facility may be made available in Pounds Sterling, Canadian Dollars, Euros and Swiss Francs on terms and conditions (including, without limitation, sublimits for particular currencies) to be agreed.

3. Use of Proceeds: The proceeds of loans under the Revolving Credit Facility (the “Revolving Loans”) shall be utilized for working capital, capital expenditures and general corporate purposes; provided that a portion of the Revolving Credit Facility not to exceed $75.0 million may be utilized to pay amounts owing to finance the Acquisition or the Refinancing or to pay any Transaction Costs (it being understood and agreed, however, that Letters of Credit (as defined below) may be issued on the Closing Date in the ordinary course of business and to replace or provide credit support for any existing letters of credit (including by “grandfathering” such existing letters of credit into the Revolving Credit Facility).

4. Maturity: The final maturity date of the Revolving Credit Facility shall be 5 years from the Closing Date (the “Revolving Loan Maturity Date”).

5. Availability: Revolving Loans may be borrowed, repaid and reborrowed on and after the Closing Date and prior to the Revolving Loan Maturity Date in accordance with the terms of the definitive credit documentation governing the Senior Secured Credit Facilities (the “Senior Secured Credit Documentation”).

6. Letters of Credit: A portion of the Revolving Credit Facility in an amount not to exceed $150.0 million will be available for the issuance of stand-by and trade letters of credit (“Letters of Credit”) by one or more issuing banks to be agreed to support obligations of the Borrowers and their subsidiaries. Maturities for Letters of Credit will not exceed twelve months (in the case of standby Letters of Credit) or 180 days (in the case of trade Letters of Credit), renewable annually thereafter in the case of standby Letters of Credit and, in any event, shall not extend beyond the fifth business day prior to the Revolving Loan Maturity Date. Letter of Credit outstandings will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire an irrevocable and unconditional pro rata participation in all Letter of Credit outstandings.

7. Swingline Loans: A portion of the Revolving Credit Facility in an amount not to exceed $50.0 million shall be available prior to the Revolving Loan Maturity Date for swingline loans (the “Swingline Loans” and, together with the Revolving Loans, the Term Loans and any Incremental Term Loans (as defined below), the “Loans”) to be made by DBNY (in such capacity, the “Swingline Lender”) on same-day notice. Any Swingline Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire an irrevocable and unconditional pro rata participation in each Swingline Loan.

Uncommitted Incremental Facilities:	The Borrowers will have the right to solicit existing Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion) and additional banks, financial institutions and other lenders (each of whom would constitute an Eligible Transferee, as described under the heading “Assignments and Participations” below) who will become Lenders in connection therewith (the “Additional Lenders”) to provide (x) incremental commitments to the Revolving Credit Facility (each, an “Incremental Revolving Facility”) and/or (y) incremental commitments consisting of one or more increases to the Term Loan Facility and/or one or more new tranches of term loans to be made available under the Senior Secured Credit Documentation (hereinafter the “Incremental Term Facilities” and, together with the Incremental Revolving Facilities, the “Incremental Facilities”) in an aggregate amount not to exceed (x) $450.0 million plus (y) if the First

Lien Secured Net Leverage Ratio (to be defined, along with other capitalized terms defined therein as set forth in Annex B-2 hereto, but in any event with such ratio (and any Secured Net Leverage Ratio, Total Net Leverage Ratio or other net leverage ratio test referred to herein) to be calculated net of unrestricted cash and cash equivalents), at the time of incurrence of such Incremental Facility and after giving effect thereto, is less than or equal to 3.00 to 1.00 (assuming for purposes of such calculation that all commitments under the Revolving Credit Facility are fully drawn and without netting cash proceeds of any Incremental Facilities or other debt secured with equal and ratable liens on the Collateral), an unlimited amount, on terms agreed by the Borrowers and the Lender or Lenders providing the respective Incremental Facility; provided that (i) no default or event of default exists or would exist after giving effect thereto; provided that, in the case of Incremental Term Facilities used to finance a permitted acquisition and to the extent the Lenders participating in such Incremental Term Facility agree, this clause (i) shall be tested at the time of the execution of the acquisition agreement related to such permitted acquisition, (ii) all of the representations and warranties contained in the Senior Secured Credit Documentation shall be true and correct in all material respects (or, in all respects, if qualified by materiality); provided that, in the case of Incremental Term Facilities used to finance a permitted acquisition and to the extent the Lenders participating in such Incremental Term Facility agree, this clause (ii) shall be subject only to Specified Representations, (iii) any such Incremental Facility shall benefit from the same guarantees as, and be secured on an equal and ratable basis (or, in the case of Incremental Term Facilities only, a junior basis; provided that such junior ranking tranche of Incremental Loans shall be established as a separate tranche of Term Loans and shall be subject to the terms of a second lien intercreditor agreement reasonably satisfactory to the Administrative Agent) by the same Collateral (as defined below) securing, the Senior Secured Credit Facilities, (iv) the Parent is in pro forma compliance with the Financial Covenant (as defined below), if then in effect, as of the most recently ended fiscal quarter for which financial statements are available (determined after giving effect to the full utilization of the commitments provided under such Incremental Facility), (v) in the case of an Incremental Revolving Facility, such Incremental Revolving Facility shall be subject to the same terms and conditions as the Revolving Credit Facility (and be deemed added to, and made a part of, the Revolving Credit Facility), and (vi) in the case of loans to be made under an Incremental Term Facility (each, an “Incremental Term Loan”), such Incremental Term Loans shall be subject to the same terms as the Term Loans (including voluntary and mandatory prepayment provisions), except that, unless such Incremental Term Loans are made a part of the Term Loan Facility (in which case all terms thereof shall be identical to those of the Term Loan Facility), (1) the “effective yield” on the respective Incremental Term Loans (which, for such purposes only, shall be deemed to take account of interest rate benchmark floors, recurring fees and all upfront or similar fees or original issue discount (amortized over the shorter of (A) the weighted average life of such Incremental Term Loans and (B) four years) payable to all Lenders providing such Incremental Term Loans, but exclusive of any arrangement, structuring or other fees payable in connection therewith that are not shared with all Lenders providing such Incremental Term Loans) may exceed the then “effective yield” on Term Loans (determined on the same basis as provided in the preceding parenthetical) if the “effective yield” on the applicable Term Loans (determined on the same basis as provided in the second preceding parenthetical) is increased to be not less than 0.50% (after giving effect to any increase to the “effective yield” on any Term Loans) lower than the “effective yield” on such Incremental Term Loans, (2) the final stated maturity date for such Incremental Term Loans may be identical to or later (but not earlier) than the final stated maturity date applicable to the Term Loans, (3) the average weighted life to maturity of such Incremental Term Loans is no shorter than the average weighted life to maturity applicable to the then outstanding Term Loans, and (4) other terms may differ if reasonably satisfactory to the Administrative Agent. Any upfront fees and arrangement fees for any Incremental Facility will be negotiated with the applicable Lenders at the time of any request to provide commitments pursuant to such Incremental Facility. The Administrative Agent and, in the case of any Incremental Revolving Facility, the Swingline Lender and each issuer of a Letter of Credit shall have consent rights (not to be unreasonably withheld) with respect to such Additional Lender, if the consent of such person would be required under the heading “Assignments and Participations” for an assignment of Loans or commitments, as applicable, to such Additional Lender. Nothing contained herein or in the Commitment Letter constitutes, or shall be deemed to constitute, a commitment with respect to any Incremental Facility.

Guaranties:	Each of (i) the Parent, (ii) each Borrower, (iii) each direct or indirect wholly-owned subsidiary of the Parent (whether owned on the Closing Date or formed or acquired thereafter) that owns directly or indirectly any wholly-owned subsidiary of the Parent organized or incorporated in the United States or any State thereof (other than Mallinckrodt Nuclear LLC) and (iv) each direct or indirect wholly-owned subsidiary of the Parent (whether owned on the Closing Date or formed or acquired thereafter) organized or incorporated in the United States or any State thereof (other than Mallinckrodt Nuclear LLC) shall, subject to exceptions and limitations to be mutually agreed and consistent, in the case of subsidiaries organized outside the United States, with the agreed guarantee and security principles attached hereto as Annex B-1 (the “Agreed Guarantee and Security Principles”), be required to be a guarantor and execute Guaranties as provided below (each such person, a “Guarantor” and, collectively, the “Guarantors”); provided that, if and for so long as that certain IV AP Agreement (the “IV AP Agreement”) dated as of February 21, 2006 by and among the Target and Bristol-Myers Squibb Company (as amended, amended and restated, extended, supplemented or otherwise modified from time to time, the “Coolidge IP License”) remains in effect, the licensee under the IV AP Agreement (the “Coolidge IP Licensee”) must be the Target or a direct or indirect wholly-owned (by the Lux Borrower) Restricted Subsidiary organized in a jurisdiction reasonably satisfactory to the Administrative Agent, in each case which is not then and shall not thereafter be a Guarantor but in any case 100% of the equity interests of which are owned by one or more Guarantors and pledged pursuant to one or more Security Agreements; provided further that the Target may (i) sub-license its rights under the IV AP Agreement to one or more Guarantors, (ii) assign or transfer all of its rights and obligations under the IV AP Agreement to any person which becomes the Coolidge IP Licensee in accordance with the standards set forth in the immediately preceding proviso, (iii) consummate one or more internal reorganizations that result in all of the equity interests of the Coolidge IP Licensee being owned by one or more Guarantors that pledge such equity interests as security for the Secured Obligations and (iv) any other similar sub-license, assignment, transfer, internal reorganization or other transaction that, when taken as a whole, in the good faith judgment of the Lux Borrower and the Administrative Agent, is no less favorable to the Lenders than the transactions described in clauses (i) through (iii) of this proviso. Notwithstanding the foregoing or anything else set forth herein to the contrary or otherwise, the Coolidge IP Licensee may become a Guarantor at the Parent’s discretion and, if it does become a Guarantor, may incur or guarantee any indebtedness permitted to be incurred or guaranteed by a Guarantor and will no longer be subject to any other covenants or restrictions otherwise applicable to it as a result of it not providing a Guarantee; provided that any indebtedness or guarantees of indebtedness that would not be permitted to be incurred while the Coolidge IP Licensee is not a Guarantor must be subordinated in right of payment pursuant to subordination provisions reasonably satisfactory to the Administrative Agent to the Coolidge IP Licensee’s guarantee of the Secured Obligations. Each Guarantor shall be required to provide an unconditional guaranty (collectively, the “Guaranties”) of (i) all amounts owing under the Senior Secured Credit Facilities, (ii) the obligations of the Borrowers and their subsidiaries under interest rate and/or foreign currency swaps or similar agreements with a Lender or its affiliates (the “Secured Hedging Agreements”); provided that any

Borrower or subsidiary that is not an “Eligible Contract Participant” as defined under the Commodity Exchange Act will not guarantee any Secured Hedging Agreement constituting a “swap” within the meaning of Section 1(a)(947) of the Commodity Exchange Act and (iii) the obligations of the Borrowers and the Guarantors arising in connection with certain treasury and cash management services, in each case provided by a Lender or its affiliates (“Banking Services Obligations”) (other than, in the case of a Guaranty by any Borrower, its own primary obligations under the Senior Secured Credit Facilities or Bank Services Obligations and any Secured Hedging Agreement to which it is a party). Such Guaranties shall be in form and substance reasonably satisfactory to DB and shall be guarantees of payment and not of collection. Notwithstanding anything herein to the contrary or otherwise, Mallinckrodt Group Sarl (or its Swiss branch, Neuhausen AM Rheinfall Branch, or all of the assets thereof (such branch or assets, the “Swiss Branch”)) shall not be required to become a Guarantor or grant liens over any of its assets (including equity interests of its subsidiaries) to secure the Secured Obligations until the date that the Swiss Branch has been transferred to or reincorporated as a newly-formed subsidiary (i) not organized or incorporated in the United States or any State thereof and (ii) not owning directly or indirectly any wholly-owned subsidiary of the Parent organized or incorporated in the United States or any State thereof; provided that such transfer or reincorporation of the Swiss Branch shall occur no later than 90 days after the Closing Date (with such date being subject to one or more extensions to be granted in the sole and absolute discretion of the Administrative Agent).

Security:	All amounts owing under the Senior Secured Credit Facilities, the Secured Hedging Agreements and Banking Services Obligations (and all obligations under the Guaranties) (collectively, the “Secured Obligations”) will be secured by (x) a perfected security interest, subject only to liens permitted under the Senior Secured Credit Documentation, in all stock, other equity interests and promissory notes (including, without limitation, any promissory notes issued pursuant to that certain Note Issuance Agreement dated as of March 25, 2009, originally by and among Kendall Holding Corp. and Covidien Finance GmbH, as amended, amended and restated, supplemented or otherwise modified from time to time (the “Intercompany Note Agreement”)) owned by the Borrowers and the Guarantors and (y) a perfected security interest, subject only to liens permitted under the Senior Secured Credit Facilities, in all other tangible and intangible assets (including, without limitation, receivables, inventory, equipment, contract rights, securities, patents, trademarks, other intellectual property, cash, bank and securities deposit accounts) owned by the Borrowers and the Guarantors (all of the foregoing, the “Collateral”); provided that, except (1) as otherwise required by item 3(b) of Annex B-3 or (2) in connection with a Permitted Acquisition that, but for the provision of Guarantees and Collateral from or with respect to the acquired entities or assets, would not satisfy the test set forth in the proviso to clause 5(f) on Annex B-3, the Collateral provided by any Guarantor organized outside the United States, Luxembourg or Switzerland shall be limited to investment property (including equity interests and promissory notes) and proceeds thereof (and any proceeds of Collateral received by it from other Guarantors); provided, further, that, except as otherwise required by item 3(b) of Annex B-3, any Guarantor organized outside the United States shall not be required to execute or deliver local law pledge or security agreements (in jurisdictions other than such Guarantor’s jurisdiction of organization), or take actions to perfect such security interests in such other local law jurisdictions, with respect to the equity interests of any of its subsidiaries which are not a Borrower or a Guarantor, unless the fair market value of the equity interests of the respective such subsidiary equals or exceeds $50 million. Notwithstanding the foregoing, in no circumstances shall the Collateral include any assets the granting of a security interest in which would trigger a requirement to secure (x) the notes (the “Existing Notes”) issued pursuant to the terms of that certain Indenture dated as of April 11, 2013 by and among the Lux Borrower, the Parent and Deutsche Bank Trust Company Americas (the “Existing Notes Indenture”) as in effect on the date of the Commitment Letter or (y) the Securities under (and as defined in) that certain Indenture dated as of April 30, 1992 by and among Tyco Laboratories, Inc. (now Ludlow Corporation) and Security Pacific National Trust Company (New York) (the “Ludlow Indenture”) as in effect on the date of the Commitment Letter. Furthermore, notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any fee owned real property and leaseholds; (ii) motor vehicles and other assets subject to certificates of title to the extent that a security interest therein cannot be perfected by the filing of a UCC-1 financing statement; (iii) letter of credit rights (except to the extent constituting a support obligation for other Collateral as to which the perfection of security interests in such other Collateral and the support obligation is accomplished solely by the filing of a UCC-1 financing statement) and commercial tort claims, in each case with a value of less than an amount to be agreed; (iv) equity interests of non-wholly owned subsidiaries and joint ventures, to the extent prohibited under the organizational documents or joint venture documents of such non-wholly owned subsidiaries or joint ventures; (v) leases, licenses, instruments and other agreements to the extent, and so long as, the pledge thereof as Collateral would violate the terms thereof, but only to the extent, and for so long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the

Uniform Commercial Code (“UCC”), Title II of the United States Code (the “Bankruptcy Code”) or any other requirement of law; (vi) other assets to the extent the pledge thereof is prohibited by applicable law, rule, regulation or contractual obligation, but only to the extent, and for so long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC, Bankruptcy Code or any other requirement of law, or which could require governmental (including regulatory) consent, approval, license or authorization to be pledged (which such consent, approval, license or authorization has not been received); (vii) assets to the extent a security interest in such assets could reasonably be expected to result in a material adverse tax consequence as determined in good faith by the Lux Borrower (with any such determination set forth in an officer’s certificate of the Lux Borrower being definitive); (viii) those assets as to which the Administrative Agent shall reasonably determine that the costs of obtaining such security interest are excessive in relation to the value of the security to be afforded thereby; (ix) “intent-to-use” trademark applications, to the extent that the grant of a security interest therein would impair the validity or enforceability of, or render void or voidable or result in the cancellation of the applicable grantor’s right, title or interest therein or in any trademark issued as a result of such application under applicable federal law; (x) assets securing permitted receivables financings; and (ix) such other assets of the Borrowers and the Guarantors as may be mutually agreed by the Lux Borrower and the Administrative Agent. In addition, in no event shall (1) control agreements or control, lockbox or similar agreements be required with respect to deposit or securities accounts, (2) landlord, mortgagee and bailee waivers be required or (3) notices be sent to account debtors or other contractual third parties, except in accordance with the Agreed Guarantee and Security Principles or in connection with a permitted exercise of remedies under the relevant Security Agreements. All documentation (collectively referred to herein as the “Security Agreements”) evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall effectively create perfected security interests, subject only to liens permitted under the Senior Secured Credit Facilities, in the property purported to be covered thereby, with such exceptions as are acceptable to the Administrative Agent in its reasonable discretion. The creation and perfection of Collateral consisting of assets of non-U.S. Loan Parties shall be subject to Agreed Guarantee and Security Principles.

Notwithstanding the foregoing, the requirements of the preceding paragraphs of this “Security” section shall be, as of the Closing Date, subject to the Funds Certain Provisions.

Documentation:	The Senior Secured Credit Documentation will be based on a senior secured bank credit facility to be mutually agreed between the Parent and the Lead Arranger, as modified to (i) reflect the corporate structure and jurisdiction of organization of the Parent, the Borrowers and their subsidiaries, the proposed Transactions and the terms and conditions set forth herein, in the annexes hereto and in the Commitment Letter (as modified by the “flex” provisions of the Fee Letter), (ii) take account of differences related to the operational requirements of the Parent, the Acquired Business and their respective subsidiaries in light of their respective sizes, industries, businesses, business practices (after giving effect to the Transaction) and then prevailing market conditions at the time of syndication of the Senior Secured Credit Facilities and (iii) operational and administrative changes reasonably required by the Administrative Agent, the definitive terms of which will be negotiated in good faith (the “Documentation Principles”). Notwithstanding the foregoing, the Senior Secured Credit Documentation will contain (x) only those conditions to borrowing after the initial funding of the Transaction, amortization payments, mandatory repayments, representations, warranties, covenants and events of default expressly set forth in this Term Sheet (subject to modification in accordance with the “flex” provisions of the Fee Letter) and (y) only those conditions to borrowing to fund the Transaction set forth in Section 5 of the Commitment Letter and in Exhibit C to the Commitment Letter (subject to the Funds Certain Provisions).

Optional Commitment Reductions:	The unutilized portion of the total commitments under the Revolving Credit Facility may, upon three business days’ notice, be reduced or terminated by the Borrowers without penalty in minimum amounts to be mutually agreed.

Voluntary Prepayments:	Voluntary prepayments may be made at any time on three business days’ notice in the case of LIBOR Loans, or one business day’s notice in the case of Base Rate Loans (or same day notice in the case of Swingline Loans), without premium or penalty (except as otherwise provided under the heading “Call Protection” below), in minimum principal amounts to be mutually agreed; provided that voluntary prepayments of LIBOR Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. Each voluntary prepayment of Revolving Loans shall be applied on a pro rata basis to the Revolving Loans then outstanding. Each voluntary prepayment of Term Loans shall be applied as directed by the Lux Borrower.

Mandatory Repayments and Commitment Reductions:	Mandatory repayments of Term Loans shall be required from (a) 100% of the cash proceeds (net of taxes directly attributable thereto, reasonable costs and expenses in connection therewith, repayments of debt secured by such asset or (in the case only of other debt secured by equal and ratable liens on the Collateral) otherwise subject to mandatory prepayment as a result thereof (and limited, in the case of such other debt, to its proportionate share of such prepayment) and the amount of reserves established (for a time period and with recapture provisions to be agreed) to fund contingent liabilities reasonably estimated to be payable and directly attributable thereto) from asset sales by Parent and its restricted subsidiaries (including sales of equity interests of any subsidiary of Parent) in excess of an amount to be agreed but subject to certain ordinary course exceptions consistent with the Documentation Principles as well as a right of the Borrowers to reinvest 100% of such proceeds, if such proceeds are reinvested (or committed to be reinvested) within 365 days and, if so committed to be reinvested, so long as such reinvestment is actually completed within 180 days thereafter, (b) 100% of the net cash proceeds from issuances or incurrences of debt (other than debt permitted under the Senior Secured Credit Documentation, it being agreed that the proceeds of debt permitted to be incurred solely to refinance the Term Loan Facility or any Incremental Term Facility will be subject to provisions to be included in the Senior Secured Credit Documentation) by Parent and its restricted subsidiaries, (c) 50% (reducing to 25% and 0% based on meeting a Total Net Leverage Ratio test of 4.50 to 1.00 and 3.50 to 1.00, respectively, and so long as no default or event of default under the Senior Secured Credit Facilities is in existence) of annual Excess Cash Flow of Parent and its subsidiaries, commencing with the fiscal year of the Parent commencing on or around October 1, 2014 and (d) 100% of the net cash proceeds from insurance recovery and condemnation events of Parent and its subsidiaries (subject to a right of the Borrowers to reinvest 100% of such proceeds, if such proceeds are reinvested (or committed to be reinvested) within 365 days and, if so committed to be reinvested, so long as such reinvestment is actually completed within 180 days thereafter (or, solely in the case of insurance recovery and condemnation events relating to manufacturing, processing or assembly plants, 365 days thereafter)).

Prepayments from asset sale proceeds of subsidiaries organized outside of Luxembourg, Switzerland and the United States (or any subdivisions thereof) (or organized in Switzerland or the United States (or any subdivision thereof) at any time when the Total Net Leverage Ratio is 3.50 to 1.00 or less) will be limited under the Senior Secured Credit Documentation to the extent (x) the repatriation of funds to fund such prepayments is prohibited, restricted or delayed by applicable local laws or (y) the repatriation of funds to fund such prepayments would result in material adverse tax consequences; provided that, in any event, the Borrowers shall use commercially reasonable efforts to eliminate such tax effect in their reasonable control in order to make such prepayments.

All mandatory repayments of Term Loans made pursuant to clauses (a) through (d), inclusive, above will, subject to the provisions described under the heading “Waivable Prepayments” below and subject to application of permitted refinancing indebtedness proceeds to the debt being refinanced, be applied pro rata to each outstanding tranche of Term Loans and Incremental Term Loans (if any), and shall apply to reduce future scheduled amortization payments of the respective Term Loans being repaid pro rata based upon the then remaining amounts of such payments. In addition, if at any time the outstandings pursuant to the Revolving Credit Facility (including Letter of Credit outstandings and Swingline Loans) exceed the aggregate commitments with respect thereto, prepayments of Revolving Loans and/or Swingline Loans (and/or the cash collateralization of Letters of Credit) shall be required in an amount equal to such excess.

Waivable Prepayments:	Lenders holding Term Loans shall have the right to decline all or a portion of their pro rata share of any mandatory repayment of Term Loans as otherwise required above (excluding scheduled amortization payments and mandatory repayments of the type described in clause (b) of the first paragraph of the section above entitled “Mandatory Repayments and Commitment Reductions”) on terms to be established by the Administrative Agent, in which case the amounts so declined shall be re-offered ratably to all such non-declining Lenders and, to the extent not thereafter accepted by such non-declining Lenders, retained by the Borrowers.

Call Protection:

The occurrence of any Repricing Event (as defined below) prior to the date occurring six months after the Closing Date will require payment of a fee (the “Prepayment Fee”) in an amount equal to 1.00% of the aggregate principal amount of the Term Loans subject to such Repricing Event.

As used herein, the term “Repricing Event” shall mean (i) any prepayment or repayment of Term Loans with the proceeds of, or any conversion of all or any portion of the Term Loans into, any new or replacement indebtedness bearing interest with an “effective yield” (which, for such purposes only, shall (x) be deemed to take account of interest rate benchmark floors, recurring fees and all other upfront or similar fees (subject to following clause (y)) or original issue discount (amortized over the shorter of (A) the weighted average life of such new or replacement indebtedness and (B) four years) and (y) exclude any structuring, commitment and arranger fees or other similar fees unless such similar fees are paid to all lenders generally in the primary syndication of such new or replacement tranche of Term Loans) less than the “effective yield” applicable to the Term Loans subject to such event (as such comparative yields are determined by the Administrative Agent); provided that in no event shall any prepayment or repayment of Term Loans in connection with a change of control constitute a Repricing Event and (ii) any amendment to the Senior Secured Credit Documentation which reduces the “effective yield” applicable to the Term Loans (it being understood that any prepayment premium with respect to a Repricing Event shall apply to any required assignment by a non-consenting Lender in connection with any such amendment pursuant to so-called yank-a-bank provisions).

Interest Rates:

At the Borrowers’ option, Loans may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate (or, in the case of the Term Loans only, if greater at any time, the Base Rate Floor (as defined below)) in effect from time to time plus the Applicable Margin (as defined below) or (y) LIBOR Loans, which shall bear interest at LIBOR (adjusted for statutory reserve requirements) as determined by the Administrative Agent for the respective interest period (or, in the case of the Term Loans only, if greater at any time, the LIBOR Floor (as defined below)), plus the Applicable Margin; provided that all Swingline Loans shall bear interest based upon the Base Rate. Notwithstanding the foregoing, Revolving Loans denominated in currencies other than U.S. dollars shall be made by mechanics to be agreed and set forth in the Senior Secured Credit Documentation.

“Applicable Margin” shall mean a percentage per annum equal to (i) in the case of Term Loans (A) maintained as Base Rate Loans, 2.00%, and (B) maintained as LIBOR Loans, 3.00%; (ii) in the case of Revolving Loans (A) maintained as Base Rate Loans, 2.00%, and (B) maintained as LIBOR Loans, 3.00%; (iii) in the case of Swingline Loans, 2.00%; and (iv) in the case of any Incremental Term Loans incurred pursuant to an Incremental Term Facility (other than any such loans which are added to (and form part of) the Term Loan Facility, all of which shall have the same Applicable Margins as provided in the preceding clause (i), as the same may be adjusted as provided below), such rates per annum as may be agreed to among the Borrowers and the Lender(s) providing such Incremental Term Loans; provided that (1) the “Applicable Margin” for Term Loans shall be subject to adjustment as provided in clause (vi)(1) of the proviso appearing in the first sentence of the section hereof entitled “Uncommitted Incremental Facilities”; and (2) so long as no default or event of default exists under the Senior Secured Credit Facilities, the Applicable Margin for Revolving Loans and Swingline Loans shall be subject to quarterly step-downs (but, in any event, not commencing until the delivery of the Parent’s financial statements in respect of its first full fiscal quarter ending after the Closing Date) in accordance with the following table:

Total Net Leverage Ratio	LIBOR Spread for Revolving Loans	Base Rate Spread for Revolving Loans	Spread for Swingline Loans
> 3.50x	3.00%	2.00%	2.00%

> 2.50x but ≤ 3.50x	2,75%	1.75%	1.75%

≤ 2.50x	2.50%	1.50%	1.50%

“Base Rate” shall mean the highest of (x) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight federal funds rate, and (z) LIBOR for an interest period of one month plus 1.00%.

“Base Rate Floor” shall mean 1.75% per annum (as such percentage may be adjusted upward as contemplated by clause (vi)(1) of the section hereof entitled “Uncommitted Incremental Facilities” above).

“LIBOR Floor” shall mean 0.75% per annum (as such percentage may be adjusted upward as contemplated by clause (vi)(1) of the section hereof entitled “Uncommitted Incremental Facilities” above).

Interest periods of 1, 2, 3 and 6 months or, to the extent agreed to by all Lenders with commitments and/or Loans under a given tranche of the Senior Secured Credit Facilities, 12 months or periods shorter than 1 month shall be available in the case of LIBOR Loans.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of LIBOR Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, LIBOR Loans and commitment fees and any other fees shall be based on a 360-day year and actual days elapsed (or, in the case of Base Rate Loans determined by reference to the prime lending rate, a 365/366-day year and actual days elapsed).

Default Interest:	Overdue principal, interest and other amounts shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan or (ii) in the case of any other amount, 2% plus the rate applicable to Base Rate Loans. Such interest shall be payable on demand.

Yield Protection:

The Senior Secured Credit Facilities shall include customary protective provisions for such matters as capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes (it being understood that, for purposes of determining increased costs arising in connection with a change in law, the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III, and all requests, rules, guidelines or directives promulgated under, or issued in connection with, either of the foregoing shall be deemed to have been introduced or adopted after the date of the Senior Secured Credit Documentation, regardless of the date enacted, adopted or issued).

The Borrowers shall have the right to replace any Lender that charges a material amount in excess of that being charged by the other Lenders with respect to contingencies described in the immediately preceding sentence.

Commitment Fee:	A commitment fee, at a per annum rate of 0.50%, on the daily undrawn portion of the commitments of each Lender under the Revolving Credit Facility (for such purpose, disregarding outstanding Swingline Loans as a utilization of the Revolving Credit Facility), will commence accruing on the Closing Date and will be payable quarterly in arrears; provided that, so long as (i) no default or event of default exists under the Senior Secured Credit Facilities and (ii) the Lux Borrower has received and retained both (x) a public corporate rating of BB- or higher (with at least a stable outlook) from S&P and (y) a public corporate family rating of Ba3 or higher (with at least a stable outlook) from Moody’s, the commitment fee rate shall be 0.375%.

Letter of Credit Fees:	A letter of credit fee equal to the Applicable Margin for Revolving Loans maintained as LIBOR Loans on the outstanding stated amount of Letters of Credit (the “Letter of Credit Fee”) to be shared proportionately by the Lenders under the Revolving Credit Facility in accordance with their participation in the respective Letter of Credit, and a facing fee in an amount equal to 0.125% of the outstanding stated amount of each Letter of Credit (the “Facing Fee”) to be paid to the issuer of each Letter of Credit for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. Letter of Credit Fees and Facing Fees shall be payable quarterly in arrears. In addition, the issuer of a Letter of Credit will be paid its customary administrative charges in connection with Letters of Credit issued by it.

Agent/Lender Fees:	The Administrative Agent, the Lead Arranger and the Lenders shall receive such fees as have been separately agreed upon.

Conditions Precedent:	A.	To Initial Loans:

Those conditions precedent in Section 5 of the Commitment Letter and on Exhibit C to the Commitment Letter, subject in each case to the Funds Certain Provisions.

	B.	To All Loans and Letters of Credit After the Closing Date:

The making of each loan or the issuance of a letter of credit after the Closing Date shall be conditioned solely upon:

	(i)	Except as described under clause (ii) to the proviso to the first paragraph under the section above entitled “Uncommitted Incremental Facilities”, all representations and warranties of Parent, the Borrowers and their subsidiaries set forth in the Senior Secured Credit Documentation shall be true and correct in all material respects (other than to the extent qualified by materiality or “Material Adverse Effect”, in which case, such representations and warranties shall be true and correct) on and as of the date of such borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, except in the case of any such representation and warranty that expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects, other than to the extent qualified by materiality or “Material Adverse Effect”, in which case such representation and warranty shall be true and correct on and as of such earlier date.

(ii)

Except as described under clause (i) of the proviso to the section above entitled “Uncommitted Incremental Facilities”, no event of default under the Senior Secured Credit Facilities or event which with the giving of notice or lapse of time or both would be an event of default under the Senior Secured Credit Facilities, shall have occurred and be continuing, or would result from any borrowing of a Loan or issuance of a Letter of Credit.

Representations and Warranties:	Representations and warranties will be consistent with the Documentation Principles (applicable to the Parent, the Borrowers and their subsidiaries) and limited to the following, in each case with exceptions and qualifications consistent with the Documentation Principles and otherwise to be mutually agreed by the Lux Borrower and Lead Arranger: (i) corporate status, (ii) power and authority, (iii) due authorization, execution and delivery and enforceability, (iv) no violation or conflicts with laws, material contracts (including, without limitation, the indentures with respect to the Existing Notes and the Intercompany Note Agreement) or charter documents, (v) governmental approvals, (vi) financial statements and projections (in the case of projections, prepared in good faith based upon assumptions you believe to be reasonable at the time made), (vii) absence of a Material Adverse Effect (to be defined in the Senior Secured Credit Documentation), (viii) solvency, (ix) absence of material litigation, (x) true and complete disclosure, (xi) use of proceeds and compliance with Margin Regulations (with such representation being the representation set forth in the Scheduled Representations), (xii) tax returns and payments, (xiii) compliance with law, including (without limitation) ERISA and environmental laws, except to the extent the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect (to be defined), (xiv) ownership of property, (xv) creation, validity and perfection of security interests under Security Agreements, (xvi) inapplicability of Investment Company Act, (xvii) employment and labor relations, (xviii) intellectual property, franchises, licenses, permits, etc., (xix) maintenance of insurance, (xx) PATRIOT Act (with such representation being the representation set forth in the Scheduled Representations), (xxi) OFAC/sanctions, etc. (with such representation being the representation set forth in the Scheduled Representations), (xxii) use of proceeds from the Senior Secured Credit Facilities in compliance with FCPA (with such representation being the representation set forth in the Scheduled Representations), (xxiii) certain Luxembourg regulatory matters to be mutually agreed, (xxiv) as of the Closing Date, that no obligor under the Intercompany Note Agreement, nor the Target, is a “Restricted Subsidiary”, as defined in the Existing Notes Indenture or the Ludlow Indenture and (xxv) as of the Closing Date, the only owner of Principal Properties (as defined in the Existing Notes Indenture or the Ludlow Indenture) is Mallinckrodt LLC.

Covenants:

Affirmative and negative covenants will be consistent with the Documentation Principles and limited to the following, in each case with exceptions and qualifications consistent with the Documentation Principles and otherwise to be mutually agreed by the Lux Borrower and Lead Arranger:

(a) Affirmative Covenants - (i) Compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) payment of taxes and other obligations; (iii) maintenance of adequate insurance; (iv) preservation of existence, rights (charter and statutory), franchises, permits, licenses and approvals; (v) visitation and inspection rights; (vi) keeping of proper books in accordance with generally accepted accounting principles; (vii) maintenance of properties; (viii) further assurances as to perfection and priority of security interests and additional guarantors; (ix) notice of defaults, material litigation and certain other material events; (x) financial and other reporting requirements (including, without limitation, unaudited quarterly and audited annual financial statements for Parent and its subsidiaries on a consolidated basis (in accordance with US GAAP; provided that the Senior Secured Credit Documentation shall contain customary provisions permitting the Parent to change its accounting principles from US GAAP to IFRS) and a budget prepared by management of Parent and provided on an annual basis, in the case of the unaudited quarterly and audited annual financial statements with accompanying management discussion and analysis and, in the case of the audited annual financial statements, accompanied by an opinion of a nationally recognized accounting firm (which opinion shall not be subject to any qualification as to “going concern” or scope of the audit, but that may contain a “going concern” statement that is solely due to the impending maturity of the Senior Secured Credit Facilities scheduled to occur within one year); (xi) use of proceeds; (xii) use of commercially reasonable efforts to maintain a public corporate credit rating from Standard & Poor’s Ratings Services (“S&P”) and a public corporate family rating from Moody’s Investors Service, Inc. (“Moody’s”), in each case with respect to the Lux Borrower, and a public rating of the Senior Secured Credit Facilities by each S&P and Moody’s (but not a specific rating, in any case); (xiii) designation of subsidiaries as “unrestricted subsidiaries” or “restricted subsidiaries” and (xiv) the Borrowers shall ensure that, for so long as the Coolidge IP License remains in effect, (1) the Coolidge IP Licensee shall meet the requirements described in the definition thereof and shall not be a “Restricted Subsidiary”, as defined in the Existing Notes Indenture or the Ludlow Indenture and (2) all stock and other equity interests of the Coolidge IP Licensee shall be pledged as part of the Collateral.

(b) Negative Covenants - As set forth on Annex B-3 hereto.

Financial Covenant:

Term Loan Facility: None.

Revolving Credit Facility: Maintenance of a maximum Total Net Leverage Ratio (calculated on a pro forma consolidated basis for Parent and its subsidiaries for each consecutive four fiscal quarter period) (the “Financial Covenant”) not to exceed, as of the last date of any fiscal quarter occurring during any period set forth below, the ratio set forth opposite such period below:

Fiscal Quarter Ended	Total Net Leverage Ratio
On or before December 31, 2014	6.50 to 1.00

After December 31, 2014 and on or before December 31, 2015	6.25 to 1.00

After December 31, 2015 and on or before December 31, 2016	5.50 to 1.00

After December 31, 2016 and on or before December 31, 2017	5.25 to 1.00

After December 31, 2017	5.00 to 1.00

The Financial Covenant will be tested on the last date of each fiscal quarter, only in the event that as of such date the aggregate amount of (a) outstanding Revolving Loans (including Swingline Loans), (b) unreimbursed drawings on Letters of Credit and (c) the face amount of Letters of Credit (excluding any Letters of Credit which have been cash collateralized or otherwise backstopped in a manner reasonably satisfactory to the applicable issuing bank in an amount equal to 102% of the maximum stated amount of such Letter of Credit) exceed an amount equal to 25% of the total commitments under the Revolving Credit Facility; it being understood that calculation of compliance with the Financial Covenant shall be determined as of the last day of each fiscal quarter (with measurement to commence, if applicable, with the first full fiscal quarter ending after the Closing Date).

Unrestricted Subsidiaries:	The Senior Secured Credit Documentation will contain provisions pursuant to which, subject to no default or event of default, limitations on investments, pro forma compliance with the Financial Covenant (whether or not then in effect) and other conditions consistent with the Documentation Principles and otherwise to be mutually agreed by the Lux Borrower and Lead Arranger, the Lux Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; provided that (i) any subsidiary previously designated as an unrestricted subsidiary may not thereafter be re-designated as an unrestricted subsidiary and (ii) no subsidiary may be designated as an unrestricted subsidiary, unless it is also an “unrestricted subsidiary” for purposes of any other material indebtedness of the Parent or its subsidiaries issued or incurred after the Closing Date that contains a similar concept. The designation of any subsidiary as an “unrestricted” subsidiary shall constitute an investment for purposes of the investment covenant in the Senior Secured Credit Documentation, and the designation of any unrestricted subsidiary as a restricted subsidiary shall be deemed to be an incurrence of indebtedness and liens by a restricted subsidiary of any outstanding indebtedness or liens, as applicable, of such unrestricted subsidiary for purposes of the Senior Secured Credit Documentation. Unrestricted Subsidiaries will not be subject to the representations and warranties, affirmative or negative covenants or events of default provisions of the Senior Secured Credit Documentation, and the cash held by, the results of operations, indebtedness and interest expense of Unrestricted Subsidiaries will not be taken into account for purposes of determining compliance with the Financial Covenant or financial tests contained in such Senior Secured Credit Documentation; provided that, the net income of any Unrestricted Subsidiary may be included in the calculation of Consolidated Net Income in any period to the extent of any cash dividends actually paid in such period by such unrestricted subsidiaries to the Parent or any of its wholly-owned restricted subsidiaries.

Events of Default:	Events of Default (to be applicable to the Parent, the Borrowers and their respective restricted subsidiaries or significant subsidiaries, as appropriate) shall be consistent with the Documentation Principles, subject to customary thresholds and grace periods, and limited to the following, in each case, with exceptions and qualifications to be mutually agreed by the Lux Borrower and Lead Arranger: (i) nonpayment of principal when due or interest, fees or other amounts after a grace period to be mutually agreed by the Lux Borrower and Lead Arranger; (ii) failure to perform or observe covenants set forth in Senior Secured Credit Facilities, subject (where customary and appropriate) to notice and an appropriate grace period (provided that the Borrowers’ failure to perform or observe the Financial Covenant itself shall not constitute an event of default for purposes of any Term Loan unless and until the Revolving Lenders have actually declared all such obligations to be immediately due and payable in accordance with the Senior Secured Credit Documentation and such declaration has not been rescinded on or before the date on which the Term Lenders declare an Event of Default in connection therewith); (iii) any representation or warranty proving to have been incorrect in any material respect (or, in any respect, if qualified by materiality) when made or confirmed; (iv) cross-defaults and cross-acceleration to other indebtedness in a principal amount in excess of $75.0 million; (v) bankruptcy, insolvency proceedings, etc. (with a grace period for involuntary proceedings to be mutually agreed by the Lux Borrower and Lead Arranger); (vi) inability to pay debts, attachment, etc.; (vii) monetary judgment defaults in an amount in excess of $75.0 million; (viii) customary ERISA defaults; (ix) actual or asserted invalidity of Senior Secured Credit Documentation or impairment of security interests in the Collateral; and (x) Change of Control (to be defined in a manner consistent with the Lux Borrower Existing Revolving Credit

Facility; provided that, such definition shall be modified so that a Change of Control (as defined therein) shall also occur if a change of control or other similar event occurs under any agreement or instrument governing or evidencing any other material indebtedness of the Parent or its subsidiaries).

Assignments and Participations:	Neither the Borrowers nor any Guarantor may assign their rights or obligations under the Senior Secured Credit Facilities. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Secured Credit Facilities, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and restrictions on participations to the Borrowers and its affiliates and (y) in the case of assignments, to limitations consistent with the Documentation Principles (including (i) a minimum assignment amount consistent with the Documentation Principles (or, if less, the entire amount of such assignor’s commitments and outstanding Loans at such time), (ii) an assignment fee in the amount of $3,500 to be paid by the respective assignor or assignee to the Administrative Agent, (iii) restrictions on assignments to any entity that is not an Eligible Transferee (to be defined to exclude, among others, Disqualified Institutions and the Borrowers and their affiliates (except in connection with a Permitted Buy-Back (as defined below))), (iv) the receipt of the consent of the Administrative Agent (not to be unreasonably withheld or delayed), (v) the receipt of the consent of the applicable Borrower (such consent, in any such case, not to be unreasonably withheld, delayed or conditioned); provided that the applicable Borrower’s consent shall not be so required if (x) such assignment is to any Lender (or, if in respect of the Revolving Credit Facility, another Lender under the Revolving Credit Facility), its affiliates or an “approved fund” of a Lender or (y) a payment or bankruptcy event of default exists under the Senior Secured Credit Facilities; provided, further, that such consent of the applicable Borrower shall be deemed to have been given if such Borrower has not responded within ten business days of a written request for such consent, and (vi) in the case of the assignment of any commitments under the Revolving Credit Facility, the consent of the Swingline Lender and each issuing Lender of a Letter of Credit (such consent, in each case, not to be unreasonably withheld, delayed or conditioned)). The Senior Secured Credit Facilities shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Secured Credit Facilities and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment and/or Loans, as applicable. Assignments will be by novation and will not be required to be pro rata among the Senior Secured Credit Facilities.

The Senior Secured Credit Documentation shall also provide that Term Loans may be purchased by, and assigned to, the Borrowers on a non-pro rata basis through Dutch auctions open to all Lenders with Term Loans of the respective tranche on a pro rata basis in accordance with procedures to be mutually agreed by the Lux Borrower and the Lead Arranger; provided that (i) no default or event of default then exists under the Senior Secured Credit Facilities or would result therefrom, (ii) any such purchase is made at a discount to par, (iii) the Borrowers shall make a representation that they are not in possession of any material non-public information, (iv) any such Term Loans shall be automatically and permanently cancelled immediately upon purchase by the Borrowers (without any increase to Consolidated EBITDA as a result of any gains associated with cancellation of debt), (v) the Borrowers shall not be permitted to use the proceeds of Revolving Loans or Swingline Loans to acquire Term Loans, and (vi) the Parent is in pro forma compliance with the Financial Covenant (whether or not then in effect) as of the most recently ended fiscal quarter for which financial statements are available (any such purchase and assignment, a “Permitted Buy-Back”).

Waivers and Amendments:	Amendments and waivers of the provisions of the Senior Secured Credit Documentation will require the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under the Senior Secured Credit Facilities (the “Required Lenders”), except that (a) the consent of each Lender directly affected thereby will be required with respect to (i) increases in commitment amounts of such Lender, (ii) reductions of principal, interest or fees owing to such Lender, (iii) extensions of scheduled payments of any Loans (including at final maturity) of such Lender or times for payment of interest or fees owing to such Lender, and (iv) modifications to the pro rata sharing and payment provisions, (b) the consent of all of the Lenders shall be required with respect to (i) releases of all or substantially all of the collateral or the value of the Guaranties provided by the Guarantors taken as a whole, and (ii) modifications to the assignment provisions or the voting percentages, (c) the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under a particular class or tranche of Senior Secured Credit Facilities shall be required with respect to any amendment or waiver that would result in the Lenders under such class or tranche receiving a lesser prepayment, repayment or commitment reduction relative to any other class or tranche of Senior Secured Credit Facilities and (d) amendments and waivers of the Financial Covenant and its component definitions (as used therein) require only the approval of the Lenders holding more than 50% of the aggregate commitments under the Revolving Credit Facility; provided that if any of the matters described in clause (a) or (b) above is agreed to by the Required Lenders, the Borrowers shall have the right to substitute any non-consenting Lender by requiring such non-consenting Lender’s Loans and commitments to be assigned, without further action of such non-Consenting Lender, at par, to one or more other institutions, subject to the assignment provisions described above, subject to repayment in full of all obligations of the Borrowers owed to such Lender relating to the Loans and participations held by such Lender together with the payment by the Borrowers to each non-consenting Lender of the applicable Prepayment Fee (if such assignment or repayment occurs prior to the date occurring six months after the Closing Date).

In addition, the Senior Secured Credit Documentation shall provide for the amendment (or amendment and restatement) of the Senior Secured Credit Documentation to provide for a new tranche of replacement term loans to replace all of the Term Loans of a given tranche under the Senior Secured Credit Facilities, subject to customary limitations (including as to tenor, weighted average life to maturity, “effective yield” and applicable covenants prior to the Term Loan Maturity Date), with the consent of the Administrative Agent, the applicable Borrower and the Lenders providing such replacement term loans.

The Senior Secured Credit Documentation will contain customary “amend and extend” provisions pursuant to which the Borrowers may extend commitments and/or outstandings and make technical changes and amendments to accomplish same with only the consent of the respective consenting Lenders; provided that it is understood that no existing Lender will have any obligation to commit to any such extension.

Any provision of the Senior Secured Credit Documentation may be amended by an agreement in writing entered into by the Borrowers and the Administrative Agent to cure any ambiguity, omission, error, defect or inconsistency, so long as, in each case, the Lenders shall have received at least five business days’ prior written notice thereof and the Administrative Agent shall not have received, within five business days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment.

Defaulting Lenders:	If any Lender under the Revolving Credit Facility becomes a Defaulting Lender (to be defined on customary terms reasonably satisfactory to the Administrative Agent) at any time, then, so long as no default or event of default then exists, the exposure of such Defaulting Lender with respect to Swingline Loans and Letters of Credit will automatically be reallocated among the non-Defaulting Lenders under the Revolving Credit Facility pro rata in accordance with their commitments under the Revolving Credit Facility up to an amount such that the aggregate credit exposure of such non-Defaulting Lender under the Revolving Credit Facility does not exceed its commitment thereunder. In the event such reallocation does not fully cover the exposure of such Defaulting Lender (or such reallocation is not then permitted), the Swingline Lender or applicable issuing Lender may require the Borrowers to repay or cash collateralize, as applicable, such “uncovered” exposure in respect of the Swingline Loans or Letter of Credit outstandings, as the case may be, and will have no obligation to make new Swingline Loans or issue new Letters of Credit, as applicable, to the extent such Swingline Loans or Letter of Credit outstandings, as applicable, would exceed the commitments of the non-Defaulting Lenders under the Revolving Credit Facility.

Indemnification; Expenses:

The Senior Secured Credit Documentation will contain customary indemnities for the Administrative Agent, the Lead Arranger, the Lenders and their respective affiliates’ employees, directors, officers and agents (including, without limitation, customary LSTA withholding tax protection for U.S. taxes, all events gross up for non-U.S. taxes (other than Luxembourg withholding taxes in effect as of the date of the Commitment Letter), and for all reasonable costs and expenses of the Lenders incurred after the occurrence, and during the continuance of, an event of default under the Senior Secured Credit Facilities), in each case (other than with respect to taxes) other than as a result of such person’s (or any of its related persons’) gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision.

The Senior Secured Credit Documentation will require the Borrowers to pay all reasonable and documented out-of-pocket expenses of the Administrative Agent, the Swingline Lender, the Lead Arranger and the Lenders associated with the syndication of the Senior Secured Credit Facilities and the preparation, execution, delivery and administration of the Senior Secured Credit Documentation and any amendment or waiver with respect thereto and in connection with the enforcement of the Senior Secured Credit Documentation.

Notwithstanding the foregoing, the Borrowers shall not be responsible for the fees and expenses of more than one primary counsel to the Agents (and up to one local counsel in each applicable jurisdiction and regulatory counsel) and one counsel for all of the other Lenders (and up to one local counsel in each applicable jurisdiction and regulatory counsel), unless a Lender or its counsel determines that it would create actual or potential conflicts of interest to not have individual counsel, in which case each Lender may have its own counsel which shall be reimbursed in accordance with the foregoing.

Governing Law and Forum; Submission to Exclusive Jurisdiction:	All Senior Secured Credit Documentation shall be governed by the internal laws of the State of New York (except guarantees and security documentation that the Administrative Agent determines should be governed by local or foreign law). The Borrowers and the Guarantors will submit to the exclusive jurisdiction and venue of any New York State court or Federal court sitting in the County of New York, Borough of Manhattan, and appellate courts thereof (except to the extent the Administrative Agent requires submission to any other jurisdiction in connection with the exercise of any rights under any security document or the enforcement of any judgment).

Counsel to Administrative Agent and Lead Arranger:	White & Case LLP.

ANNEX B-1

AGREED GUARANTEE AND SECURITY PRINCIPLES

Unless otherwise defined herein, capitalized terms used herein and defined in the Commitment Letter to which this Annex B-1 is attached and in the other Exhibits to the Commitment Letter.

(A)	Considerations

1.	In determining what liens will be granted (and any limitations on the amount or scope of Guarantees) by Borrowers or Guarantors organized outside of the United States (the “Non-U.S. Loan Parties”) to secure the Secured Obligations (the holders thereof, the “Secured Parties”) the following matters will be taken into account. Liens shall not be created or perfected, the Secured Obligations may be limited pursuant to the terms of the relevant Security Agreements and Guarantees may be limited in amount or scope, to the extent that it would (if created, perfected or not so limited):

(a)	result in any breach of corporate benefit, financial assistance, fraudulent preference, thin capitalisation laws, capital maintenance rules, general statutory limitations, retention of title claims or the laws or regulations (or analogous restrictions) of any applicable jurisdiction or any similar principles which may limit the ability of any Non-U.S. Loan Party to provide a guarantee or security or may require that that the guarantee or security be limited by an amount or scope or otherwise;

(b)	result in any (x) material risk to the officers of the relevant grantor of liens or Guarantor of contravention of their fiduciary duties or any legal prohibition and/or (y) risk to the officers of the relevant grantor of liens or Guarantor of civil or criminal liability;

(c)	result in costs that the Lux Borrower and the Administrative Agent reasonably determine are excessive in relation to the benefit obtained by the beneficiaries of the liens or Guaranties by reference to the costs of creating or perfecting the lien or Guaranties, on the one hand, versus the value of the assets being secured or Guarantee granted, on the other hand;

(d)	impose an undue administration burden on, or material inconvenience to the ordinary course of operations of, the provider of the lien or Guarantee, in each case which the Lux Borrower and the Administrative Agent reasonably determine is excessive in relation to the benefit obtained by the beneficiary of the lien or Guarantee; and

(e)	create liens over any assets subject to third party arrangements which are permitted by the Senior Secured Credit Documentation to the extent (and for so long as) such arrangements prevent those assets from being charged.

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2.	These Agreed Guarantee and Security Principles embody recognition by all parties that there may be certain legal, regulatory and practical difficulties (including those in paragraph 1 above) in obtaining security and/or Guarantees without limitation as to amount or scope from all Non-U.S. Loan Parties in every jurisdiction in which Non-U.S. Loan Parties are located, in particular:

(a)	perfection of liens, when required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Senior Secured Credit Documentation or (if earlier or to the extent no such time periods are specified in the Senior Secured Credit Documentation) within the time periods specified by applicable law in order to ensure due perfection. Perfection of security will not be required if it would have a material adverse effect on the ability of the relevant Non-U.S. Loan Party to conduct its operations and business in the ordinary course as otherwise permitted by the Senior Secured Credit Documentation;

(b)	the maximum granted or secured amount may be limited to minimise stamp duty, notarisation, registration or other applicable fees, taxes and duties where the benefit of increasing the granted or secured amount is reasonably determined by the Lux Borrower and the Administrative Agent to be excessive in relation to the level of such fees, taxes and duties; or

(c)	where a class of assets to be secured includes material and immaterial assets, if the costs of granting security over the immaterial assets is reasonably determined by the Lux Borrower and the Administrative Agent to be excessive in relation to the benefit of such security, security will be granted over the material assets only.

For the avoidance of doubt, in these Agreed Guarantee and Security Principles, “cost” includes, but is not limited to, income tax cost, registration taxes payable on the creation or enforcement or for the continuance of any liens, stamp duties, the cost of maintaining capital for regulatory purposes, out-of-pocket expenses, and other fees and expenses directly incurred by the relevant grantor of liens or any of its direct or indirect owners, subsidiaries or affiliates.

(B)	Obligations to be Guaranteed and Secured

(C)	Subject to paragraph (A) above, the obligations to be guaranteed and secured are the Secured Obligations. The liens and Guarantees are to be granted in favor of the Administrative Agent on behalf of each Secured Party (or equivalent local procedure and unless otherwise necessary in any jurisdictions).

1.	Where appropriate, defined terms in the Security Agreements should mirror those in the Senior Secured Credit Documentation.

2.	The parties to this Commitment Letter agree to negotiate the form of each Security Agreement in good faith in a manner consistent with these Agreed Guarantee and Security Principles. The form of Guaranty with respect to any Non-U.S. Loan Party shall be subject to any limitations as set out in the joinder, supplement or other Guaranty applicable to such Non-U.S. Loan Party as may be required in order to comply with local laws in accordance with these Agreed Guarantee and Security Principles.

3.	The liens granted by any Non-U.S. Loan Party in favor of the Administrative Agent on behalf of each Secured Party shall, to the extent possible under local law, be enforceable only after the occurrence of an Event of Default that is continuing.

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(D)	Covenants/Representations and Warranties

Any representations, warranties or covenant which are required to be included in any Security Agreement shall reflect (to the extent to which the subject matter of such representation, warranty and covenant is the same as the corresponding representation, warranty and undertaking in the Senior Secured Credit Documentation) the commercial deal set out in the Senior Secured Credit Documentation (save to the extent that the Administrative Agent’s local counsel advise it necessary to include any further provisions (or deviate from those contained in the Senior Secured Credit Documentation) in order to protect or preserve the liens granted to the Administrative Agent on behalf of each Secured Party). Accordingly, the Security Agreements shall not include, repeat or extend clauses set out in the Senior Secured Credit Documentation including the representations or undertakings in respect of insurance, maintenance of assets, information, indemnities or the payment of costs, in each case, unless applicable local counsel advise it necessary in order to ensure the validity of any Security Agreement or the perfection of any lien granted thereunder.

(E)	Liens over Equity Interests

1.	Subject to (A) and (B) above, equitable share charges (or the equivalent in local jurisdictions) will be made over equity interests in Non-U.S. Loan Parties to the extent required by the section of the Senior Secured Credit Facilities Term Sheet entitled “Security”.

2.	Subject to (A) and (B) above, equitable share charges (or the equivalent in local jurisdictions) over equity interests in Non-U.S. Loan Parties will be granted pursuant to which the Administrative Agent on behalf of each Secured Party will be entitled, subject to local laws, to transfer the equity interests and satisfy themselves out of the proceeds of such sale upon enforcement of the lien.

3.	Subject to (A) and (B) above, to the extent permitted under local law, share pledges should contain provisions to ensure that, unless an Event of Default has occurred and is continuing, the grantor of the lien is entitled to receive dividends and exercise voting rights in any shareholders’ meeting of the relevant company (except if exercise would adversely affect the validity or enforceability of the lien or cause an Event of Default to occur) and if an Event of Default has occurred and is continuing the voting and dividend receipt rights may only be exercised by the Administrative Agent on behalf of each Secured Party, it being understood that if such Event of Default is subsequently remedied or waived, the right to receive dividends and the voting rights in any shareholders’ meeting of the relevant company shall return to the grantor of the lien.

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4.	Liens over equity interests will, where possible, automatically charge further equity interests issued or otherwise contemplate a procedure for the extension (at the cost of the relevant Borrower or Guarantor) of liens over newly-issued shares.

5.	Liens will not be created over minority shareholdings or equity interests in joint ventures where the consent of a third party is required before the relevant Borrower or Guarantor can create a lien over the same unless such consent has been obtained.

6.	Liens will not be created on equity interests so long as same constitute Margin Stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System of the United States).

(F)	Liens over Receivables of Non-U.S. Loan Parties

1.	Except where an Event of Default has occurred and is continuing, the proceeds of receivables shall not be paid into a nominated account.

2.	Each relevant Non-U.S. Loan Party shall not be required to notify third party debtors to any contracts that have been assigned and/or charged under a Security Agreement unless (i) so required by the Administrative Agent if an Event of Default has occurred and is continuing or (ii) otherwise customary under the relevant local practice and is not (in the Lux Borrower’s good faith determination (with any such determination set forth in an officer’s certificate of the Lux Borrower being definitive)) materially prejudicial to the business relationship of such Non-U.S. Loan Party. The Administrative Agent shall however be entitled to give such notice if an Event of Default has occurred and is continuing.

3.	No lien will be granted under local law over any receivables to the extent (and for so long as) such receivable cannot be secured under the terms of the relevant contract.

(G)	Insurances

1.	Subject to (A) and (B) above, proceeds of material insurance policies owned by each relevant Non-U.S. Loan Party (excluding third party liability insurance policies) are to be assigned by way of security or pledged to the Administrative Agent on behalf of each Secured Party. Proceeds of insurance shall be collected and retained by the relevant Non-U.S. Loan Party (without the further consent of the Secured Parties) (i) unless such insurance proceeds must be applied to mandatory prepayment in accordance with the Senior Secured Credit Documentation, subject to any reinvestment rights therein or (ii) unless an Event of Default has occurred and is continuing.

2.	If required by local law to create or perfect the security, notice of the security will be served on the insurance provider within 10 business days of the security being granted and the Non-U.S. Loan Party shall use its reasonable endeavours to obtain an acknowledgement of that notice within 30 business days of service. If a Non-U.S. Loan Party has used its reasonable endeavours but has not been able to obtain acknowledgement its obligations to obtain acknowledgement shall cease on the expiry of that 30 business days period.

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(H)	Material Contracts And Claims

1.	Each relevant Non-U.S. Loan Party shall not be required to notify the counterparties to any contracts that have been charged/assigned under a Security Agreement that such contract has been so charged/assigned unless required by the Administrative Agent if an Event of Default has occurred and is continuing. Liens should not be created over contracts, leases or licenses which prohibit assignment or the creation of such liens or which require the consent of third parties for the creation of such liens or such assignment.

2.	Proceeds of material contracts and claims shall be collected and retained by the relevant Non-U.S. Loan Party (without the further consent of the Secured Parties) (i) unless such proceeds must be applied to mandatory prepayment in accordance with the Senior Secured Credit Documentation, subject to any reinvestment rights therein, or (ii) unless an Event of Default has occurred and is continuing.

(I)	Liens Over Material Intellectual Property

1.	Subject to (A) and (B) above, liens over all registrable Material Intellectual Property (other than any applications for trademarks or service marks filed in the United States Patent and Trademark Office (“PTO”), or any successor office thereto pursuant to 15 U.S.C. §1051 Section 1(b) unless and until evidence of use of the mark in interstate commerce is submitted to the PTO pursuant to 15 U.S.C. §1051 Section 1(c) or Section 1(d)) owned by each relevant Non-U.S. Loan Party are to be given, and registration is to be made in all relevant local registries in which the grantor of the liens is resident or is otherwise required under local law unless the granting of such liens would contravene any legal or contractual prohibition. Where any relevant Non-U.S. Loan Party has the right to the use of any Material Intellectual Property through contractual arrangements to which it is a party, a lien over such contract and/or any rights arising thereunder shall be given in favor of the Administrative Agent on behalf of each Secured Party, except to the extent (and for so long as) the giving over of such liens would contravene any legal or contractual prohibition. Notwithstanding anything to the contrary herein, liens should not be created over intellectual property or any contractual relationships described above (or any rights arising thereunder) where such lien or assignment is prohibited or the consent of third parties would be required for the creation of such lien or such assignment.

2.	If a Non-U.S. Loan Party grants a lien over any of its intellectual property, it will be free to deal with those assets in the course of its business (including without limitation, allowing any intellectual property to lapse or become abandoned if, in the reasonable judgment of the Parent, it is no longer economically practicable to maintain or useful in the conduct of the business of the Parent and its Subsidiaries, taken as a whole) until an Event of Default has occurred and is continuing.

3.	“Material Intellectual Property” is to be defined as intellectual property owned by the Non-U.S. Loan Parties which is material to the carrying out of the business of Parent or any of its Subsidiaries, taken as a whole.

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(J)	Liens Over Bank Accounts

1.	No Non-U.S. Loan Party shall be required to perfect a lien over a bank account.

(K)	Other Material Assets

Liens shall be given over any other material assets of any relevant Non-U.S. Loan Party from time to time, according to the principles set out herein. Such Non-U.S. Loan Party shall be free to deal with those assets in the course of its business until an Event of Default has occurred and is continuing.

(L)	Perfection of Liens

1.	Where customary, a Security Agreement may contain a power of attorney allowing the Administrative Agent to perform on behalf of the grantor of the lien, its obligations under such Security Agreement only if an Event of Default has occurred and is continuing.

2.	Subject to (A) and (B) above, where obligatory or customary under the relevant local law all registrations and filings necessary in relation to the Security Agreements and/or the liens evidenced or created thereby are to be undertaken within applicable time limits, by the appropriate local counsel (based on local law and custom), unless otherwise agreed.

3.	Subject to (A) and (B) above, where obligatory or customary, documents of title relating to the assets charged will be required to be delivered to the Administrative Agent.

4.	Except as explicitly provided herein, notice, acknowledgement or consent to be obtained from a third party will only be required where the efficacy of the lien requires it or where it is practicable and reasonable having regard to the costs involved, the commercial impact on the Non-U.S. Loan Party in question and the likelihood of obtaining the acknowledgement and, when possible without prejudicing the validity of the lien concerned, such perfecting procedures shall be delayed until an Event of Default has occurred and is continuing.

(M)	Liens

Notwithstanding anything to the contrary contained in this Commitment Letter, no provision contained herein shall prejudice the right of the Non-U.S. Loan Parties to benefit from the permitted exceptions set out in the Senior Secured Credit Documentation regarding the granting of liens over assets.

(N)	Proceeds

The Security Agreements will state that the proceeds of enforcement of such Security Agreements will be applied as specified in the Senior Secured Credit Documentation.

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(P)	Regulatory consent

The enforcement of security over shares and the exercise by the Administrative Agent of voting rights in respect of such shares may be subject to regulatory consent. Accordingly, enforcement of any security over any shares subject to such a restriction, and the exercise by the Administrative Agent of the voting rights in respect of any such shares, will be expressed to be conditional upon obtaining any consents required by law or regulation.

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ANNEX B-2

FINANCIAL DEFINITIONS

Buildup to Adjusted Consolidated EBITDA

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with Applicable Accounting Principles and before any reduction in respect of preferred stock dividends.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, in accordance with Applicable Accounting Principles; provided, however, that, without duplication:

(a) any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to new product lines, Milestone Payments under intellectual property licensing agreements, facilities closing or consolidation costs, acquisition integration costs, facilities opening costs, project start-up costs, business optimization costs, (including inventory optimization programs), systems establishment costs, contract termination costs, future lease commitments, other restructuring charges, reserves or expenses, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses or charges or change in control payments related to the Transaction or the Separation, in each case, shall be excluded;

(b) effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries) in amounts required or permitted by Applicable Accounting Principles, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(c) the cumulative effect of a change in accounting principles (which shall in no case include any change in the comprehensive basis of accounting) during such period shall be excluded;

(d) (i) any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations, (ii) any net after-tax gain or loss on disposal of disposed, abandoned, transferred, closed or discontinued operations and (iii) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Parent) shall be excluded;

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(e) any net after-tax gains or losses, or any subsequent charges or expenses (less all fees and expenses or charges relating thereto), attributable to the early extinguishment of Indebtedness, hedging obligations or other derivative instruments shall be excluded;

(f) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting (other than a guarantor), shall be included only to the extent of the amount of dividends or distributions or other payments actually paid in cash or cash equivalents (or to the extent converted into cash or cash equivalents) to the referent Person or a Subsidiary thereof in respect of such period;

(g) solely for purposes of calculating Available Amount, the Net Income for such period of any Subsidiary of such Person shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary or its equityholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Subsidiary to such Person or a Subsidiary of such Person (subject to the provisions of this clause (g)), to the extent not already included therein;

(h) [Reserved];

(i) any impairment charge or asset write-off and amortization of intangibles, in each case pursuant to Applicable Accounting Principles, shall be excluded; provided that in no event shall amortization of intangibles so excluded in any period of four consecutive fiscal quarters exceed the greater of $20.0 million and 10% of Consolidated Net Income for such period (before giving effect to such exclusion);

(j) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(k) any (a) non-cash compensation charges, (b) costs and expenses after the Closing Date related to employment of terminated employees, or (c) costs or

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expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Closing Date of officers, directors and employees, in each case of such Person or any of its Subsidiaries, shall be excluded;

(l) accruals and reserves that are established or adjusted within 12 months after the Closing Date (excluding any such accruals or reserves to the extent that they represent an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) and that are so required to be established or adjusted in accordance with Applicable Accounting Principles or as a result of adoption or modification of accounting policies shall be excluded;

(m) the Net Income of any Person and its Restricted Subsidiaries shall be calculated by deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary;

(n) any unrealized gains and losses related to currency remeasurements of Indebtedness, and any unrealized net loss or gain resulting from hedging transactions for interest rates, commodities or currency exchange risk, shall be excluded;

(o) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded; and

(p) non-cash charges for deferred tax asset valuation allowances shall be excluded (except to the extent reversing a previously recognized increase to Consolidated Net Income).

Consolidated Net Income presented in a currency other than Dollars will be converted to Dollars based on the average exchange rate for such currency during, and applied to, each fiscal quarter in the period for which Consolidated Net Income is being calculated.

“Adjusted Consolidated EBITDA” means, with respect to the Parent and the Restricted Subsidiaries on a consolidated basis for any period, the Consolidated Net Income of the Parent and the Restricted Subsidiaries for such period plus

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(a) the sum of, without duplication, in each case, to the extent deducted in or otherwise reducing Consolidated Net Income for such period:

(i) provision for taxes based on income, profits or capital of the Parent and the Restricted Subsidiaries for such period, without duplication, including, without limitation, state franchise and similar taxes, and foreign withholding taxes (including penalties and interest related to taxes or arising from tax examination); plus

(ii) (x) Interest Expense of the Parent and the Restricted Subsidiaries for such period and (y) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of any Restricted Subsidiary of Parent or any Disqualified Equity Interests of the Parent and its Restricted Subsidiaries; plus

(iii) depreciation, amortization (including amortization of intangibles, deferred financing fees and actuarial gains and losses related to pensions and other post-employment benefits, but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash charges or expenses to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Parent and the Restricted Subsidiaries for such period; plus

(iv) any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Parent or net cash proceeds of an issuance of Equity Interests of the Parent (other than Disqualified Equity Interests) solely to the extent that such net cash proceeds are excluded from the calculation of the Available Amount; plus

(v) any non-cash losses related to non-operational hedging, including, without limitation, resulting from hedging transactions for interest rate or currency exchange risks associated with this Agreement or the Existing Notes; minus

(b) the sum of, without duplication, in each case, to the extent added back in or otherwise increasing Consolidated Net Income for such period:

(i) non-cash items increasing such Consolidated Net Income for such period (excluding the recognition of deferred revenue or any non-cash items which represent the reversal of any accrual of, or reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period); plus

(ii) any non-cash gains related to non-operational hedging, including, without limitation, resulting from hedging transactions for interest rate or currency exchange risks associated with this Agreement or the Existing Notes;

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in each case, on a consolidated basis and determined in accordance with Applicable Accounting Principles.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Interest Expense of, the depreciation and amortization and other non-cash expenses or non-cash items of and the restructuring charges or expenses of, a Restricted Subsidiary (other than any Wholly Owned Subsidiary) of the Parent will be added to (or subtracted from, in the case of non-cash items described in clause (b) above) Consolidated Net Income to compute Adjusted Consolidated EBITDA, (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Parent, and (B) only to the extent that a corresponding amount of the Net Income of such Restricted Subsidiary would be permitted at the date of determination to be dividended or distributed to the Parent by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Milestone Payments” means payments under intellectual property licensing agreements based on the achievement of specified revenue, profit or other performance targets (financial or otherwise).

Financial Ratios

“First Lien Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a) the remainder of (x) Consolidated Secured Net Debt as of such date minus (y) amounts included in clause (i) of the definition of Consolidated Secured Net Debt (and not described in the last sentence of the definition of Consolidated Secured Net Debt, unless excluded by the proviso thereto) which are secured only by Liens on the Collateral securing the Secured Obligations on a junior and subordinated (as to liens and related rights and remedies only) basis and which are subject to an intercreditor agreement entered into with the Administrative Agent for the benefit of the holders of the Secured Obligations which is in form and substance reasonably satisfactory to the Administrative Agent, to (b) Adjusted Consolidated EBITDA for the most recently ended Test Period for which financial statements of the Parent have been delivered as required by this Agreement, all determined on a consolidated basis in accordance with Applicable Accounting Principles; provided that Adjusted Consolidated EBITDA shall be determined for the relevant Test Period on a Pro Forma Basis. All indebtedness described in the last sentence of the definition of Consolidated Secured Net Debt (and not excluded by the proviso thereto) shall also be deemed to constitute Indebtedness included pursuant to preceding clause (a)(x) and which is not deducted pursuant to preceding clause (a)(y).

“Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of (a) Adjusted Consolidated EBITDA for the most recently ended Test Period for which financial statements of the Parent have been (or were required to be) delivered as required by the Senior Secured Credit Documentation to (b) the Fixed Charges for such Test Period; provided that Fixed Charge Coverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

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“Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Secured Net Debt as of such date to (b) Adjusted Consolidated EBITDA for the most recently ended Test Period for which financial statements of the Parent have been delivered (or were required to be delivered) as required by this Agreement, all determined on a consolidated basis in accordance with Applicable Accounting Principles; provided that Adjusted Consolidated EBITDA shall be determined for the relevant Test Period on a Pro Forma Basis.

“Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Net Debt as of such date to (b) Adjusted Consolidated EBITDA for the most recently ended Test Period (except for purposes of the Financial Covenant) for which financial statements of the Parent have been delivered (or were required to be delivered) as required by this Agreement, all determined on a consolidated basis in accordance with Applicable Accounting Principles; provided that Adjusted Consolidated EBITDA shall be determined for the relevant Test Period on a Pro Forma Basis.

Other Financial Terms

“Applicable Accounting Principles” shall be defined, in a manner consistent with the Documentation Principles, to refer to GAAP or IFRS , as used by the Parent in the preparation of its financial statements, subject to customary provisions related to changes in accounting principles as used by the Parent from and after the Closing Date.

“Attributable Receivables Indebtedness” means the principal amount of Indebtedness (other than any subordinated Indebtedness owing by a Receivables Entity to a Receivables Seller or a Receivables Seller to another Receivables Seller in connection with the transfer, sale and/or pledge of Permitted Receivables Facility Assets) which (i) if a Qualified Receivables Facility is structured as a secured lending agreement or other similar agreement, constitutes the principal amount of such Indebtedness or (ii) if a Qualified Receivables Facility is structured as a purchase agreement or other similar agreement, would be outstanding at such time under such Qualified Receivables Facility if the same were structured as a secured lending agreement rather than a purchase agreement or such other similar agreement.

“Available Amount” means, as at any time of determination, an amount, not less than zero in the aggregate, determined on a cumulative basis, equal to, without duplication:

(a) $150 million, plus

(b) either (i) 50% of cumulative Consolidated Net Income of the Parent since the Closing Date or (ii) the Cumulative Retained Excess Cash Flow Amount on such date of determination, as elected by the Lux Borrower prior to the commencement of syndication, plus

(c) the aggregate amount of proceeds received after the Closing Date and prior to such date of determination that would have constituted Net Proceeds had they exceeded the threshold amounts required to qualify as Net Proceeds (the “Below-Threshold Asset Sale Proceeds”), plus

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(d) the cumulative amounts of all prepayments declined by Term Loan lenders, plus

(e) the Cumulative Parent Qualified Equity Proceeds Amount on such date of determination, minus

(f) the cumulative amount of Investments made with the Available Amount from and after the Effective Date and on or prior to such time, minus

(g) the cumulative amount of Restricted Payments made with the Available Amount from and after the Effective Date and on or prior to such time;

provided, however, for purposes of determining the amount of Available Amount available for Restricted Payments, the calculation of the Available Amount shall not include any Below-Threshold Asset Sale Proceeds or any amounts described in clause (d) above.

“Consolidated Debt” means, as of any date of determination, the sum of (without duplication) all Indebtedness of the type set forth in clauses (a), (b), (e) (to the extent related to any Indebtedness that would otherwise constitute Consolidated Debt), (f), (h) (other than letters of credit, to the extent undrawn), (i) (other than bankers acceptances to the extent undrawn), (j), (k) (to the extent related to any Indebtedness that would otherwise constitute Consolidated Debt) and (l) of the definition of “Indebtedness” of the Parent and the Restricted Subsidiaries determined on a consolidated basis on such date; provided, that the amount of any Indebtedness (including the Indebtedness under this Agreement) with respect to which the applicable obligors have entered into currency hedging arrangements shall be calculated giving effect to such currency hedging arrangements.

“Consolidated Secured Net Debt” means, as of any date of determination, (i) Consolidated Debt to the extent secured by Liens on all or any portion of the assets of the Parent or its Restricted Subsidiaries on such date (including, for the avoidance of doubt, Qualified Receivables Financing) less (ii) the Unrestricted Cash of the Parent and its Restricted Subsidiaries on such date. Notwithstanding anything to the contrary contained above, all Indebtedness incurred pursuant to this Agreement (including any such Indebtedness incurred pursuant to any Incremental Facilities) or pursuant to Section 2(c) of Annex B-3, and any Permitted Refinancing (or successive Permitted Refinancings) of the foregoing (whether or not secured) shall be included as if secured by Liens as a component of Consolidated Debt pursuant to clause (i) of the immediately preceding sentence; provided that any such Permitted Refinancings (x) if unsecured, shall not constitute a component of Consolidated Debt if, when incurred, such Indebtedness is independently permitted to be incurred under Section 2(d) of Annex B-3 (or is subsequently reclassified as outstanding thereunder) and (y) if secured by the Collateral on a junior lien basis, shall cease to constitute a component of Consolidated Secured Debt for purposes of the First Lien Secured Net Leverage Ratio only, if, when incurred, such Indebtedness is independently permitted to be incurred under Section 2(d) of Annex B-3, and permitted to be secured under Section 1(a) of Annex B-3 (or is subsequently permitted to be outstanding and secured under said Sections).

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“Consolidated Total Assets” means, as of any date of determination, the total assets of the Parent and the Restricted Subsidiaries, determined on a consolidated basis in accordance with Applicable Accounting Principles, as set forth on the consolidated balance sheet of the Parent as of the last day of the Test Period ending immediately prior to such date for which financial statements of the Parent have been delivered (or were required to be delivered) as required by the Senior Secured Credit Documentation. Consolidated Total Assets shall be determined on a Pro Forma Basis.

“Consolidated Total Net Debt” means, as of any date of determination, (i) Consolidated Debt on such date less (ii) the Unrestricted Cash of the Parent and its Restricted Subsidiaries on such date.

“Excess Cash Flow” means, with respect to the Parent and the Restricted Subsidiaries on a consolidated basis for any Excess Cash Flow Period, Adjusted Consolidated EBITDA of the Parent and the Restricted Subsidiaries on a consolidated basis for such Excess Cash Flow Period, minus, without duplication,

(a) Debt Service for such Excess Cash Flow Period, reduced by the aggregate principal amount of voluntary prepayments of Consolidated Debt (other than prepayments of the Loans) that would otherwise have constituted scheduled principal amortization during such Excess Cash Flow Period;

(b) the amount of any voluntary prepayment permitted hereunder of term Indebtedness (other than any Term Loans) during such Excess Cash Flow Period, in each case to the extent not financed, or intended to be financed, using the proceeds of, without duplication, the incurrence of Indebtedness, the sale or issuance of any Equity Interests, any component of Available Amount (in the case of [Cumulative Retained Excess Cash Flow Amount]1, only to the extent attributable to a time prior to such Excess Cash Flow Period) or any Net Proceeds not otherwise required to prepay the Loans pursuant to the prepayment provisions of this Agreement or the definition of the term “Net Proceeds”, in each case, to the extent that the amount of such prepayment is not already reflected in Debt Service;

(c) (i) Capital Expenditures by the Parent and the Restricted Subsidiaries on a consolidated basis during such Excess Cash Flow Period that are paid in cash and (ii) the aggregate consideration paid in cash during such Excess Cash Flow Period in respect of Permitted Acquisitions and other Investments (excluding intercompany loans and transfers of funds) permitted hereunder, in each case, to the extent not financed with the proceeds of, without duplication, the incurrence of Indebtedness, the sale or issuance of any Equity Interests, any component of Available Amount (in the case of [Cumulative Retained Excess Cash Flow Amount], only to the extent attributable to a time prior to such Excess Cash Flow Period) or any Net Proceeds not otherwise required to prepay the Loans pursuant to the prepayment provisions of this Agreement or the definition of the term “Net Proceeds” (less any amounts received in respect thereof as a return of capital);

[1]	To be included to the extent applicable.

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(d) Capital Expenditures that the Parent or any Restricted Subsidiary shall, during such Excess Cash Flow Period, become obligated to make but that are not made during such Excess Cash Flow Period (but are expected to be made in the next Excess Cash Flow Period); provided that any amount so deducted that will be paid after the close of such Excess Cash Flow Period shall not be deducted again in a subsequent Excess Cash Flow Period; provided further that if any such Capital Expenditures so deducted are either (A) not so made in the following Excess Cash Flow Period or (B) made in the following Excess Cash Flow Period with the proceeds of, without duplication, the incurrence of Indebtedness, the sale or issuance of any Equity Interests, any component of Available Amount (in the case of [Cumulative Retained Excess Cash Flow Amount], only to the extent attributable to a time prior to such Excess Cash Flow Period) or any Net Proceeds not otherwise required to prepay the Loans pursuant the prepayment provisions of this Agreement or the definition of the term “Net Proceeds”, the amount of such Capital Expenditures not so made or so financed shall be added to the calculation of Excess Cash Flow in such following Excess Cash Flow Period as set forth in clause (iv) below;

(e) Taxes paid in cash by the Parent and the Restricted Subsidiaries on a consolidated basis during such Excess Cash Flow Period or that will be paid within six months after the close of such Excess Cash Flow Period and for which reserves have been established, including income tax expense and withholding tax expense incurred in connection with cross-border transactions involving the Non-U.S. Subsidiaries; provided that any amount so deducted that will be paid after the close of such Excess Cash Flow Period shall not be deducted again in a subsequent Excess Cash Flow Period;

(f) an amount equal to any increase in Adjusted Working Capital of the Parent and the Restricted Subsidiaries for such Excess Cash Flow Period;

(g) cash expenditures made in respect of Swap Agreements during such Excess Cash Flow Period, to the extent not reflected in the computation of Adjusted Consolidated EBITDA or Cash Interest Expense;

(h) permitted dividends or distributions or repurchases of its Equity Interests paid in cash by the Parent to its shareholders during such Excess Cash Flow Period and permitted dividends paid by any Restricted Subsidiary to any Person other than the Parent or any of the Restricted Subsidiaries during such Excess Cash Flow Period, in each case in accordance with the covenant limiting Restricted Payments (other than Restricted Payments made under the provisions described in clauses (a) and (c) of item 6 in Annex B-3, with Equity Interests (other than Disqualified Equity Interests) of the Parent or with proceeds of Indebtedness or using any component of the Available Amount);

(i) without duplication of any exclusions to the calculation of Consolidated Net Income or Adjusted Consolidated EBITDA, amounts paid in cash during such Excess Cash Flow Period on account of (A) items that were accounted for as

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noncash reductions in determining Adjusted Consolidated EBITDA of the Parent and the Restricted Subsidiaries in a prior Excess Cash Flow Period and (B) reserves or accruals established in purchase accounting;

(j) to the extent not deducted in the computation of Net Proceeds in respect of any asset disposition or condemnation giving rise thereto, the amount of any prepayment of Indebtedness (other than Indebtedness created hereunder or under any other Loan Document or Indebtedness that is secured by the Collateral on a pari passu basis with the Loan Document Obligations), together with any interest, premium or penalties required to be paid (and actually paid) in connection therewith to the extent that the income or gain realized from the transaction giving rise to such Net Proceeds exceeds the aggregate amount of all such prepayments and Capital Expenditures made with such Net Proceeds, and

(k) the amount related to items of income that were added to or items of expense not deducted from Net Income in calculating Consolidated Net Income or were added to or not deducted from Consolidated Net Income in calculating Adjusted Consolidated EBITDA to the extent either (x) such items of expense represented a cash payment (which had not reduced Excess Cash Flow upon the accrual thereof in a prior Excess Cash Flow Period), or an accrual for a cash payment, by the Parent and the Restricted Subsidiaries or (y) such items of income did not represent cash received by the Parent and the Restricted Subsidiaries, in each case on a consolidated basis during such Excess Cash Flow Period, plus, without duplication,

(i) an amount equal to any decrease in Adjusted Working Capital of the Parent and the Restricted Subsidiaries for such Excess Cash Flow Period;

(ii) all proceeds received during such Excess Cash Flow Period of Capitalized Lease Obligations, purchase money Indebtedness, Sale and Lease-Back Transactions permitted under this Agreement and any other Indebtedness, in each case to the extent used to finance any Capital Expenditure (other than Indebtedness under this Agreement) to the extent there is a corresponding deduction to Excess Cash Flow above in respect of the use of such Borrowings;

(iii) all amounts referred to in clause (c) or (d) above to the extent funded with, without duplication, (x) the proceeds of the sale or issuance of Equity Interests of, or capital contributions to, the Parent after the Closing Date, (y) any amount that would have constituted Net Proceeds under clause (a) of the definition of the term “Net Proceeds” if not so spent or (z) any component of Available Amount (which, in the case of Cumulative Retained Excess Cash Flow Amount, only to the extent attributable to a time prior to such Excess Cash Flow Period), in each case solely to the extent there is a corresponding deduction from Excess Cash Flow above;

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(iv) to the extent any permitted Capital Expenditures referred to in clause (d) above and the delivery of the related equipment do not occur in the following Excess Cash Flow Period, the amount of such Capital Expenditures that were not so made in such following Excess Cash Flow Period;

(v) to the extent any Taxes deducted pursuant to in clause (e) above are not paid in such Excess Cash Flow Period or in the six months after the close of such Excess Cash Flow Period, the amount of such Taxes that were not so paid in such Excess Cash Flow Period or in the six months after the close of such Excess Cash Flow Period;

(vi) cash payments received in respect of Swap Agreements during such Excess Cash Flow Period to the extent (x) not included in the computation of Adjusted Consolidated EBITDA or (y) such payments do not reduce Cash Interest Expense;

(vii) any extraordinary or nonrecurring gain realized in cash during such Excess Cash Flow Period, except to the extent such gain consists of Net Proceeds subject to the prepayment provisions of this Agreement;

(viii) to the extent deducted in the computation of Adjusted Consolidated EBITDA, cash interest income; and

(ix) the amount related to items of expense that were deducted from or items of income not added to Net Income in connection with calculating Consolidated Net Income or were deducted from or not added to Consolidated Net Income in calculating Adjusted Consolidated EBITDA to the extent either (x) such items of income represented cash received by the Parent or any Restricted Subsidiary (which had not increased Excess Cash Flow upon the accrual thereof in a prior Excess Cash Flow Period) or (y) such items of expense do not represent cash paid by the Parent or any Restricted Subsidiary, in each case on a consolidated basis during such Excess Cash Flow Period.

“Fixed Charges” means, with respect to Parent for any period, the sum, without duplication, of:

(1) Interest Expense (excluding amortization or write-off of deferred financing costs) of the Parent and its Restricted Subsidiaries for such period, and

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock or Disqualified Equity Interests of the Parent and its Restricted Subsidiaries.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments (except any such obligation issued in the ordinary course of business with a maturity date of no more than six months in a transaction intended to extend payment terms of trade payables or similar obligations to trade creditors incurred in the ordinary course of business), (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person (except any such obligation

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that constitutes a trade payable or similar obligation to a trade creditor incurred in the ordinary course of business), (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (except any such balance that (i) constitutes a trade payable or similar obligation to a trade creditor incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with Applicable Accounting Principles and (iii) liabilities accrued in the ordinary course of business) which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (e) all Guarantees by such Person of Indebtedness of others, (f) all Capitalized Lease Obligations of such Person, (g) obligations under any Swap Agreements, to the extent the foregoing would appear on a balance sheet of such Person as a liability, (h) the principal component of all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, (i) the principal component of all obligations of such Person in respect of bankers’ acceptances, (j) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of (x) any Disqualified Equity Interests (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Equity Interests) or (y) any preferred stock of any Restricted Subsidiary of Parent, (k) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person (other than Liens on Equity Interests of Unrestricted Subsidiaries securing Indebtedness of such Unrestricted Subsidiaries), whether or not the Indebtedness secured thereby has been assumed and (l) all Attributable Receivables Indebtedness with respect to Qualified Receivables Financing. The amount of Indebtedness of any Person for purposes of clause (k) above shall (unless such Indebtedness has been assumed by such Person) be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Indebtedness and (B) the Fair Market Value of the property encumbered thereby as determined by such Person in good faith. Notwithstanding anything in this Agreement to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of International Accounting Standards No. 39 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness and any such amounts that would have constituted Indebtedness under this Agreement but for the application of this sentence shall not be deemed an incurrence of Indebtedness under this Agreement.

“Interest Expense” means, with respect to any Person for any period, the sum of, without duplication, (a) gross interest expense of such Person for such period on a consolidated basis, including (i) the amortization of debt discounts, (ii) the amortization of all fees (including fees with respect to Swap Agreements) payable in connection with the incurrence of Indebtedness to the extent included in interest expense, (iii) the portion of any payments or accruals with respect to Capitalized Lease Obligations allocable to interest expense and (iv) net payments and receipts (if any) pursuant to interest rate hedging obligations, and excluding unrealized mark-to-market gains and losses attributable to such hedging obligations, amortization of deferred financing fees and expensing of any bridge or other financing fees, (b) capitalized interest of such Person, whether paid or accrued, and (c) commissions, discounts, yield and other fees and charges incurred for such period, including any losses on sales of receivables and related assets, in connection with any receivables financing of such Person or any of its Subsidiaries that are payable to Persons other than the Parent and the Restricted Subsidiaries.

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“Pro Forma Basis” means, as to any Person, for any events as described below that occur subsequent to the commencement of a period for which the financial effect of such events is being calculated, and giving effect to the events for which such calculation is being made, such calculation as will give pro forma effect to such events as if such events occurred on the first day of the most recent Test Period ended on or before the occurrence of such event (the “Reference Period”): (i) any Asset Disposition and any Asset Acquisition, Investment (or series of related Investments) in excess of $25 million, merger, amalgamation, consolidation (including the Transaction) (or any similar transaction or transactions), any dividend, distribution or other similar payment, (ii) any operational changes or restructurings of the business of the Parent or any of its Subsidiaries that the Parent or any of its Subsidiaries has determined to make and/or made during or subsequent to the Reference Period (including in connection with an Asset Disposition or Asset Acquisition described in clause (i)) and which are expected to have a continuing impact and are factually supportable, which would include cost savings resulting from head count reduction, closure of facilities and other operational changes and other cost savings in connection therewith, (iii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary or of any Unrestricted Subsidiary as a Restricted Subsidiary and (iv) any incurrence, repayment, repurchase or redemption of Indebtedness (or any issuance, repurchase or redemption of Disqualified Equity Interests or preferred stock), other than fluctuations in revolving borrowings in the ordinary course of business (and not resulting from a transaction as described in clause (i) above).

Pro forma calculations made pursuant to the definition of this term “Pro Forma Basis” shall be determined in good faith by a Responsible Officer of the Parent. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Parent and set forth in a certificate of a Responsible Officer, to reflect operating expense reductions, other operating improvements, synergies or such operational changes or restructurings described in clause (ii) of the immediately preceding paragraph reasonably expected to result from the applicable pro forma event in the 12-month period following the consummation of the pro forma event. The Parent shall deliver to the Administrative Agent a certificate of a Responsible Officer of the Parent setting forth such demonstrable or additional operating expense reductions and other operating improvements or synergies and information and calculations supporting them in reasonable detail.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date on which the relevant calculation is being made had been the applicable rate for the entire period (taking into account any hedging obligations applicable to such Indebtedness if such hedging obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with Applicable Accounting Principles. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period, except to the extent the outstandings thereunder are reasonably expected to increase as a result of any transactions described in clause (i) of the first paragraph of “Pro Forma Basis” which occurred during the respective period or thereafter and on or prior to the date of determination. Interest on Indebtedness that may optionally be determined

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at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Parent may designate.

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ANNEX B-3

NEGATIVE COVENANTS

1.	Restrictions on liens, with carveouts to include (without limitation):

a.	junior liens on Collateral securing Permitted Debt (as defined below) (and which may only be secured by such junior liens on Collateral), subject to pro forma compliance with a Secured Net Leverage Ratio of 3.50x and execution of appropriate intercreditor agreements;

b.	equal and ratable liens on Collateral securing Incremental Facilities or other Permitted Debt (provided that if such liens secure Incremental Facilities or other Permitted Debt in the form of term loans or revolving loans, the Senior Secured Credit Facilities shall benefit from the “effective yield protection” to the same extent required for Incremental Facilities by the section above entitled “Uncommitted Incremental Facilities”), provided that such indebtedness is in a principal amount no greater than the principal amount of Incremental Facilities that would be permitted to be entered into at the time such indebtedness is incurred (and shall be deemed to utilize any basket to the same extent as if same constituted an Incremental Facility) and subject to execution of appropriate intercreditor agreements;

c.	liens securing indebtedness assumed in connection with acquisitions permitted under the Senior Secured Credit Facilities, subject to customary limitations;

d.	scheduled liens existing on the Closing Date;

e.	liens securing Qualified Receivables Financings permitted pursuant to item 2(g) below; and

f.	a general basket for liens securing outstanding indebtedness in a principal amount up to the greater of $150 million and 4.0% of Consolidated Total Assets.

2.	Restrictions on debt (including guaranties and other contingent obligations), with carveouts to include (without limitation):

a.	subject to compliance with the restrictions on loans and other investments set forth in paragraph 5(d) below, (i) any debt of the Parent, a Borrower or any other Restricted Subsidiary to the Parent, a Borrower or any other Restricted Subsidiary and (ii) subject to customary limitations to be agreed, guarantees by the Parent, a Borrower or any other Restricted Subsidiary of any debt of the Parent, a Borrower or any other Restricted Subsidiary permitted to be incurred;

b.	the Existing Notes and debt of Ludlow Corp. issued prior to the Closing Date pursuant to that certain indenture between Tyco Laboratories, Inc. and Security Pacific National Trust Company (New York), dated as of April 30, 1992;

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c.	Incremental Facilities and other Permitted Debt permitted to be secured under clause (b) of paragraph 1 above;

d.	other Permitted Debt, subject to no default or event of default and compliance with a Fixed Charge Coverage Ratio of 2.00x;

e.	capital lease or purchase money debt in an amount outstanding not to exceed the greater of $150 million and 4.0% of Consolidated Total Assets;

f.	a general basket for outstanding debt of the greater of $150 million and 4.0% of Consolidated Total Assets;

g.	debt incurred in connection with Qualified Receivables Facilities (including qualified factoring facilities) in an amount outstanding not to exceed the greater of $200 million and 6.0% of Consolidated Total Assets;

h.	debt (whether in the form of loans or notes) incurred to refinance loans under the Term Loan Facility or replace commitments under the Revolving Credit Facility, in whole or in part, subject to usual and customary limitations to be agreed;

i.	scheduled debt existing on the Closing Date and permitted refinancings thereof;

j.	guarantees of debt of joint ventures, subject to compliance with Section 5(c) below; and

k.	debt of non-Guarantor subsidiaries (but not the Coolidge IP Licensee, except to the extent owing to one or more Guarantors) in an aggregate outstanding principal amount not to exceed the greater of $200 million and 6.0% of Consolidated Total Assets.

“Permitted Debt” shall mean Indebtedness for borrowed money incurred by the Lux Borrower (or by the Borrowers), provided that (i) any such Permitted Debt shall be guaranteed solely by all or some portion of the Guarantors and, if secured (as permitted by the debt and liens covenants described herein), secured solely by all or some portion of the Collateral pursuant to security documents substantially the same as the Security Agreements, (ii) any such Permitted Debt, if secured, shall be subject to intercreditor arrangements reasonably satisfactory to the Administrative Agent and (iii) if such Permitted Debt is secured, same shall not mature prior to the date that is the latest final maturity date of the Loans and revolving credit commitments existing at the time of such incurrence, and the weighted average life to maturity of any such Permitted Debt shall be no shorter than the remaining weighted average life to maturity of the Loans with the latest final maturity at the time of such incurrence.

3.	Restrictions on mergers, consolidations and acquisitions, with carveouts to include (without limitation):

a.	Permitted Acquisitions, with no requirement as to pro forma compliance with the Financial Covenant required unless the Financial Covenant is then in effect; and

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b.	other transactions effected (including mergers, consolidations or acquisitions of “shell” entities) for the sole purpose of reincorporating or reorganizing the Parent or any Restricted Subsidiary (other than any Borrower) under the laws of the United States of America or any State thereof or the District of Columbia, Switzerland or any jurisdiction that is a member state of the European Union as of the Closing Date; provided that (i) the Lux Borrower shall have provided the Administrative Agent with reasonable advance notice of any transactions as described above in this clause (b), (ii) subject to the Agreed Guarantee and Security Principles, the Lux Borrower shall ensure that, if the respective entity subject to any action described above was a Guarantor, the applicable reincorporated or reorganized entity shall be a Guarantor and shall grant a security interest in substantially all of those of its assets that constituted part of the Collateral immediately prior to such reincorporation or reorganization and (iii) the Administrative Agent shall have concluded (acting reasonably) that, after giving effect to any replacement guarantees and security to be provided pursuant to preceding clause (ii), such transactions are not adverse to the Lenders in any material respect (it being understood and agreed that such a reincorporation or reorganization into a jurisdiction as has been agreed by the Parent and the Lead Arranger prior to the date of the Commitment Letter shall be permitted if the requirements of preceding clauses (i) and (ii) are satisfied).

4.	Restrictions on non-ordinary course asset sales, transfers and other dispositions of property and assets, with carveouts to include (without limitation):

a.	non-ordinary course disposition of assets, subject only to (i) receipt of fair market value (as determined by the Lux Borrower in good faith), (ii) at least 75% of the proceeds constituting cash or cash equivalents (including (x) customary designated non-cash consideration in an amount not to exceed, for any such disposition, the greater of $30 million and 1.0% of Consolidated Total Assets, and (y) the assumption by the purchaser of debt of the Parent or its Subsidiaries pursuant to operation of law or a customary novation agreement) and (iii) net cash proceeds being reinvested or used to repay debt to the extent required by the section above entitled “Mandatory Repayments and Commitment Reductions”;

b.	Qualified Receivables Facilities (including qualified factoring facilities), subject to the limitations contained in Section 2(g) above; and

c.	swaps of assets in exchange for services or other assets in the ordinary course of business of comparable or greater value or usefulness to the business of the Parent and its Subsidiaries as a whole, determined in good faith by the management of the Lux Borrower.

5.	Restrictions on loans and other investments, with carveouts to include (without limitation):

a.	a general basket for investments in an amount outstanding not to exceed the greater of $600 million and 15.0% of Consolidated Total Assets;

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b.	a basket for investments in joint ventures in an amount outstanding not to exceed the greater of $150 million and 4.0% of Consolidated Total Assets;

c.	a basket for guarantees of debt of joint ventures, in an aggregate outstanding principal amount not to exceed the greater of $150 million and 4.0% of Consolidated Total Asset.

d.	(i) scheduled investments by the Parent, any Borrower or any Restricted Subsidiary in the equity interests of any Subsidiary as of the Closing Date and scheduled investments by the Parent, any Borrower and any Restricted Subsidiary consisting of intercompany loans from the Parent, any Borrower or any Restricted Subsidiary to the Parent, any Borrower or any Restricted Subsidiary as of the Closing Date; provided that to the extent any such intercompany loan that is owing by a non-Guarantor Subsidiary to the Parent, any Borrower or any Subsidiary of the Parent guaranteeing the Senior Secured Credit Facilities (such Subsidiary, a “Subsidiary Guarantor”) (the “Scheduled Loans”) (or any additional investments made by the Parent, any Borrower or any Subsidiary Guarantor pursuant to this proviso) is repaid after the Closing Date or the Parent, any Borrower or any Restricted Subsidiary receives, after the Closing Date, any dividend, distribution, interest payment, return of capital, repayment or other amount in respect of any scheduled investment in the equity interests of any non-Guarantor Subsidiary (a “Return of Scheduled Equity”), then additional investments may be made by the Parent, any Borrower or any Subsidiary Guarantor in any non-Guarantor Subsidiaries in an aggregate amount up to the amount actually received by the Parent, any Borrower or any Subsidiary Guarantor after the Closing Date as payment in respect of such investments; provided further that in no event will the aggregate amount of additional investments made by the Parent, any Borrower or any Subsidiary Guarantor in non-Guarantor Subsidiaries pursuant to this proviso exceed the sum of the original principal amount of the Scheduled Loans on the Closing Date and the aggregate amount of Returns of Scheduled Equity; (ii) investments in the Parent, any Borrower or any Subsidiary Guarantor; provided that all amounts owing by the Borrowers or any Guarantor to any Restricted Subsidiary that is not a Guarantor shall be subordinated to the Secured Obligations pursuant to a customary subordination agreement; (iii) investments by any Restricted Subsidiary that is not a Borrower or Guarantor in any Restricted Subsidiary that is not a Borrower or Guarantor; (iv) investments by the Parent, any Borrower or any Subsidiary Guarantor in any Restricted Subsidiary that is not a Borrower or Guarantor in an aggregate amount for all such outstanding investments made after the Closing Date not to exceed the greater of $200 million and 6% of Consolidated Total Assets; (v) other intercompany liabilities amongst the Borrowers and the Guarantors incurred in the ordinary course of business; and (vi) other intercompany liabilities amongst Restricted Subsidiaries that are not Guarantors incurred in the ordinary course of business in connection with the cash management operations of such Restricted Subsidiaries;

e.	any investments made using the Available Amount, subject to absence of default or event of default;

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f.	Permitted Acquisitions, with no requirement as to pro forma compliance with the Financial Covenant required unless the Financial Covenant is then in effect; provided that the total consideration paid by the Borrowers or any Guarantors for the acquisition, directly or indirectly, of (i) any person that does not become a Guarantor and (ii) assets that are not acquired by a Borrower or a Guarantor, when taken together with the total consideration for all such acquired persons and assets acquired after the Closing Date, shall not exceed $150 million, except to the extent all amounts in excess thereof can be, and are, permitted as investments (and are treated as investments) made under one or more other investment baskets (i.e., other than as a Permitted Acquisition or as part of a Permitted Acquisition) contained in the investments covenant; and

g.	a basket for unlimited investments, subject to no default or event of default and pro forma compliance with a Total Net Leverage Ratio of 3.50x; and

h.	any investment to effect the Transaction.

6.	Restrictions on dividends, stock repurchases and other payments with respect to equity interests, with carveouts to include (without limitation):

a.	restricted payments made using the Available Amount, subject to absence of default or event of default and compliance with a Total Net Leverage Ratio of 4.50x;

b.	a basket for unlimited restricted payments, subject to no default or event of default and pro forma compliance with a Total Net Leverage Ratio of 3.50x; and

c.	a general restricted payments basket in an amount not to exceed the greater of $250 million and 6.25% of Consolidated Total Assets.

7.	Restrictions on transactions with affiliates.

8.	Restrictions on changes in the nature of business.

9.	Restrictions on amending or otherwise modifying the Intercompany Note Agreement so as to allow any debt issued under the Intercompany Note Agreement to be (i) debt issued by any Restricted Subsidiary (as defined in the Existing Note Indenture) or (ii) to be owing to any entity other than a Guarantor which pledges the same as Collateral for the Senior Secured Credit Facilities.

10.	Restrictions on changes in fiscal quarters and fiscal years; provided that the Parent and its Subsidiaries may change their fiscal quarter and/or fiscal year end one or more times, subject to such adjustments to the Senior Secured Credit Documentation, as the Lux Borrower and Administrative Agent shall reasonably agree are necessary or appropriate in connection with such change.

11.	Restrictions on negative pledge clauses.

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12.	A covenant prohibiting the Coolidge IP Licensee from (x) incurring Indebtedness as described in clauses (a), (b), (e) (with respect to other Indebtedness described in this clause (x)), (i), (j), (k) or (l) of the definition of Indebtedness, except that (so long as it remains the Coolidge IP Licensee) it may incur debt owing to any Borrower or Guarantor or (y) making any Investments (other than Guarantees prohibited by preceding clause (x)) unless same would be permitted to be made if it were a Guarantor (and for so long as it remains the Coolidge IP Licensee, its Investments will be tested as if it were a Guarantor).

13.	No Borrower shall be permitted to (a) be a “Restricted Subsidiary”, as defined in the Existing Notes Indenture or the Ludlow Indenture, (b) own any equity interests of any entity described in preceding clause (a), or (c) own any indebtedness issued by any entity described in preceding clause (a) unless such indebtedness is subordinated to the Secured Obligations pursuant to a customary subordination agreement.

Classification: With certain customary exceptions to be agreed, customary provisions in the relevant covenants shall provide that, to the extent that any action is permitted to be taken under more than one relevant exception to any negative covenant, the Parent, in its sole discretion, will divide and/or classify such action on the date that it is taken, may later redivide and/or reclassify such action (subject to it then meeting the standards for such qualification) and will only be required to include the action in one such exception.

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EXHIBIT C

Project Coolidge

Additional Conditions Precedent

Capitalized terms used in this Exhibit C but not defined herein shall have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

The initial borrowing under the Senior Secured Credit Facilities shall be subject to the following additional conditions precedent:

1. Subject to the Certain Funds Provisions, the execution and delivery of definitive Senior Secured Credit Documentation (including, without limitation, the Guarantees and Security Agreements required by the Senior Secured Credit Facilities Term Sheet) consistent with the terms of the Commitment Letter and the Term Sheets. Subject to the Funds Certain Provisions, the Lenders shall have a perfected security interest in the assets of the Borrowers and the Guarantors as, and to the extent, required by the Senior Secured Credit Facilities Term Sheet.

2. Substantially concurrently with the initial funding under the Senior Secured Credit Facilities, the Acquisition, the Merger and the Tender Offer shall be consummated in accordance with the terms and conditions of the Agreement and Plan of Merger among the Parent, Merger Sub and the Target dated as of February 10, 2014 (including, but not limited to, all schedules and exhibits thereto and after giving effect to any alteration, amendment, modification, supplement or waiver permitted below, the “Acquisition Agreement”) (and the conditions to the purchase of Shares pursuant to the Tender Offer (the “Tender Offer Conditions”) shall be consistent with the conditions allowed by the Acquisition Agreement) and neither the Acquisition Agreement nor the Tender Offer Conditions shall have been altered, amended or otherwise changed or supplemented or any provision or condition therein waived, nor any consent granted, by the Parent or Merger Sub, if such alteration, amendment, change, supplement, waiver or consent would be adverse to the interests of the Lenders (in their capacities as such) in any material respect, without the prior written consent of the Agents (such consent not to be unreasonably withheld, delayed or conditioned) (it being understood and agreed that (a) any amendment, waiver, consent or other modification that decreases the purchase price in respect of the Tender Offer or the Acquisition by 10% or more shall be deemed to be adverse to the interests of the Lenders in a material respect, (b) any amendment, waiver, consent or other modification that decreases the purchase price in respect of the Tender Offer or Acquisition by less than 10% shall be deemed not to be adverse to the interests of the Lenders in any material respect, so long as such decrease is allocated to reduce the Term Loan Facility, or (c) any amendment, waiver, consent or other modification that increases the purchase price in respect of the Tender Offer or the Acquisition shall be deemed not to be adverse to the interests of the Lenders in any material respect, so long as such increase is funded solely by the issuance of the Parent of common equity or a borrowing by the Borrowers under the Revolving Credit Facility.

3. All obligations of the Parent and its subsidiaries and the Acquired Business with respect to the indebtedness being refinanced pursuant to the Refinancing shall have been (or, substantially concurrently with the initial borrowing under the Senior Secured Credit Facilities, shall be) paid in full, and all commitments, security interests and guaranties in connection therewith shall have been terminated and released (or have been authorized to be released pursuant to a customary payoff letter). After giving effect to the consummation of the Transaction, the Parent and its subsidiaries (including, without limitation, the Acquired Business) shall have no outstanding preferred equity or debt for borrowed money, except for debt for borrowed money or, as specifically described in clause (v) below, preferred equity incurred pursuant to (i) the Senior Secured Credit Facilities, (ii) intercompany debt (including, without limitation, intercompany indebtedness outstanding pursuant to the Intercompany Note Agreement), which, if owing by a Borrower or Guarantor to a non-Guarantor, shall be subordinated to the Secured Obligations on customary terms consistent with the Documentation Principles (and it being agreed that any proceeds of the Term Loans which are used to make intercompany loans shall only be loaned (and on-loaned, if applicable) to one or more Guarantors), (iii) the Existing Notes, (iv) the Securities under (and as defined in) the Ludlow Indenture in a principal amount not to exceed $20 million and (v) debt or preferred equity of the Acquired Business permitted by the Acquisition Agreement and not subject to the Refinancing, as well as such other existing indebtedness, if any, as shall be specifically disclosed in the Parent’s or Acquired Business’ most recent 10-K filings (other than indebtedness subject to the Refinancing) or otherwise permitted by the Agents (such permission not to be unreasonably withheld or delayed).

4. The Intercompany Note Agreement shall have been amended to (a) permit the provision of Guarantees with respect to the Senior Secured Credit Facilities (as well as any permitted refinancing indebtedness with respect thereto and any other indebtedness permitted to be incurred under the applicable Credit Documentation ranking pari passu with any such indebtedness), and the granting of a security interest in all assets to secure the Secured Obligations and any permitted refinancing thereof and any other pari passu secured debt, in each case by the “Company” or the “Restricted Subsidiaries” (each as defined therein) and (b) ensure (in the reasonable judgment of the Lux Borrower) compliance with Section 7.2.3 of the Intercompany Note Agreement (as amended as contemplated hereby) after giving effect to the Transactions.

5. The Lenders shall have received (1) customary legal opinions from counsel (including, without limitation, New York, Luxembourg and Irish counsel) in form, scope and substance reasonably acceptable to the Agents, (2) a solvency certificate from a director of the Lux Borrower in the form attached as Annex C-I hereto, and (3) other customary closing and corporate documents, resolutions, certificates, instruments, lien searches, process agent appointment letters and deliverables (including borrowing notices), in each case consistent with the Documentation Principles (where applicable) and subject to the Funds Certain Provisions.

6. The Agents shall have received (A)(1) audited consolidated balance sheets and related statements of income and cash flows of the Parent for the most recent three fiscal years ended at least 90 days prior to the Closing Date (it being acknowledged and agreed that the audited financial statements delivered by Parent to the Lead Arranger for periods ending on or prior to September 27, 2013 satisfy the requirements of this clause (1) with respect to the Parent for those periods) and (2) unaudited consolidated balance sheets and related statements of income and cash flows of the Parent for each fiscal quarter ended after the close of its most recent fiscal year and at least 45 days prior to the Closing Date and (B)(1) audited consolidated balance sheets and related statements of income and cash flows of the Target for the Target’s fiscal year 2013, 2012 and 2011, (2) if the Acceptance Time (as defined in the Acquisition Agreement) has not occurred by May 10, 2014, the Target’s unaudited consolidated balance sheets and related statements of income and cash flows of the Target for the Target’s first fiscal quarter of fiscal year 2014 and (3) if the Acceptance Time (as defined in the Acquisition Agreement) has not occurred by August 9, 2014, the Target’s unaudited consolidated balance sheets and related statements of income and cash flows of the Target for the Target’s second fiscal quarter of fiscal year 2014.

7. The Lead Arranger shall have received information customarily delivered by a borrower and necessary for the preparation of a customary confidential information memorandum for senior secured revolving and term loan financings, including customary pro forma financial information for such purpose (collectively, the “Required Bank Information”) not less than 10 consecutive business days prior to the Closing Date; provided however that to the extent that the Lead Arranger has received a customary confidential information memorandum containing the Required Bank Information, other than the required pro forma financial information, within the time frame required above, and you have used your commercially reasonable efforts to prepare such pro forma financial information, the confidential information memorandum shall be deemed to satisfy the requirements of this paragraph 7. If you shall in good faith reasonably believe that you have delivered the Required Bank Information, you may deliver to the Lead Arranger written notice to that effect (stating when you believe you completed any such delivery), in which case you shall be deemed to have delivered such Required Bank Information on the date such notice is received, unless the Lead Arranger in good faith reasonably believes that you have not completed delivery of such Required Bank Information and, within three business days after its receipt of such notice from you, the Lead Arranger delivers a written notice to you to that effect (stating with specificity what Required Bank Information you have not delivered).

8. To the extent invoiced at least two business days prior to the Closing Date, all costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated by the Commitment Letter and the Fee Letter, payable to each Agent (and counsel thereof) and the Lenders shall have been paid to the extent due.

9. The Agents shall have received, at least 3 business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act to the extent requested in writing at least 10 days prior to the Closing Date.

10. The Specified Representations and the Acquisition Agreement Target Representations shall be true and correct in all material respects.

ANNEX C-I

MALLINCKRODT INTERNATIONAL FINANCE S.A.,

42-44 Avenue de la Gare, L-1610 Luxembourg

Share capital: USD 45,000.10

RCS: B 172.865

a public limited liability company (société anonyme) organized and established under the laws of Grand Duchy of Luxembourg

(the “Lux Borrower”)

SOLVENCY CERTIFICATE

[DATE]

This Solvency Certificate (this “Certificate”) is furnished to the Administrative Agent and the Lenders pursuant to Section [        ] of the Credit Agreement, dated as of                  ,         , among [                    ] (the “Credit Agreement”). Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Credit Agreement.

I, [                    ], [director/authorized signatory] of the Lux Borrower (after giving effect to the Transactions), in that capacity only and not in my individual capacity (and without personal liability), DO HEREBY CERTIFY on behalf of the Lux Borrower that as of the date hereof, after giving effect to the consummation of the Transactions (including the execution and delivery of the Acquisition Agreement and the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof):

1. The fair value of the assets of the Lux Borrower and its Restricted Subsidiaries on a consolidated basis will exceed their consolidated debts and liabilities, subordinated, contingent or otherwise.

2. The present fair saleable value of the property of the Lux Borrower and its Restricted Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured.

3. The Lux Borrower and its Restricted Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the business in which they are engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

4. The Lux Borrower and its Restricted Subsidiaries on a consolidated basis will not have incurred and do not intend to incur, or believe that they will incur, any debts and liabilities, subordinated, contingent or otherwise, including current obligations, that they do not believe that they will be able to pay (based on their assets and cash flow) as such debts and liabilities become due (whether at maturity or otherwise).

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5. In reaching the conclusions set forth in this Certificate, the undersigned has (i) reviewed the Credit Agreement, (ii) reviewed the financial statements (including the pro forma financial statements) referred to in Section [    ] of the Credit Agreement (the “Financial Statements”) and (iii) made such other investigations and inquiries as the undersigned has deemed appropriate. The undersigned is familiar with the financial performance and business of the Lux Borrower and its Restricted Subsidiaries.

6. The Lux Borrower is not subject to nor does it meet or threaten to meet the criteria of bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de faillite), controlled management (gestion contrôlée), reprieve from payment (sursis de paiement), general settlement with creditors, reorganization or similar proceedings affecting the rights of creditors generally and no application has been made or is to be made by its directors or, as far as he is aware, by any other person for the appointment of a commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation or similar proceedings,

7. For purposes of this certificate, the terms below shall have the following definitions:

(a)	“fair value”

The amount at which the assets (both tangible and intangible), in their entirety, of the Lux Borrower and its Restricted Subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(b)	“present fair salable value”

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Lux Borrower and its Restricted Subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(c)	“stated liabilities”

The recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Lux Borrower and its Restricted Subsidiaries taken as a whole, determined in accordance with GAAP consistently applied.

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(d)	“contingent liabilities”

The estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guaranties, uninsured risks and other contingent liabilities of the Lux Borrower and its Restricted Subsidiaries taken as a whole (but exclusive of such contingent liabilities to the extent reflected in stated liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of the Lux Borrower.

(e)	“The Lux Borrower and its Restricted Subsidiaries on a consolidated basis will not have unreasonably small capital”

For the period from the date hereof through the Maturity Date, the Lux Borrower and its Restricted Subsidiaries taken as a whole is a going concern and has sufficient capital to ensure that it will continue to be a going concern for such period.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, I have executed this Certificate this as of the date first written above.

MALLINCKRODT INTERNATIONAL FINANCE S.A.

By:

Name:
Title:

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EXHIBIT D

Project Coolidge

Scheduled Representations

1. Patriot Act

Except as would not reasonably be expected to have a Material Adverse Effect, the Parent and each of its Restricted Subsidiaries is in compliance with the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56.

2. OFAC/Sanctions, etc.

(a) None of the Parent, any of its Restricted Subsidiaries, or any of the Parent’s directors or officers, nor, to the knowledge of the Parent, any directors or officers of any of the Parent’s Restricted Subsidiaries, is the subject of sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) (including by being listed on the list of Specially Designated Nationals and Blocked Persons issued by OFAC) or the U.S. Department of State (collectively, “Sanctions”). No part of the proceeds of the Loans or any Letter of Credit shall be used, directly or, to the knowledge of the Lux Borrower, indirectly, for the purpose of financing activities or business of or with any Person or in any country or territory that, at the time of such financing, is the subject of any Sanctions, except to the extent licensed or otherwise approved by OFAC. None of the Parent nor its Restricted Subsidiaries is organized or resident in a country or territory that is the subject of Sanctions.

(b) The Parent and each of its Restricted Subsidiaries is in compliance, in all material respects, with the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto.

3. FCPA

No part of the proceeds of the Loans or any Letter of Credit shall be used directly or, to the knowledge of the Lux Borrower, indirectly, by the Parent and its Restricted Subsidiaries in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). The Parent and each of its Restricted Subsidiaries is in compliance, in all material respects, with the FCPA.

4. Margin Regulations

No part of the proceeds of any Loans or any Letter of Credit will be used by the Parent and its Restricted Subsidiaries in any manner that would result in a violation of Regulation U or X, issued by the Board of Governors of the Federal Reserve System.

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